As filed with the Securities and Exchange Commission on October 31, 2003

Registration No. 333-109752

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

SUPPORTSOFT, INC.

(Exact name of registrant as specified in its charter)

Delaware	7389	94-3282005
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

575 Broadway

Redwood City, California 94063

(650) 556-9440

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

RADHA R. BASU

Chief Executive Officer

SUPPORTSOFT, INC.

575 Broadway

Redwood City, California 94063

(650) 556-9440

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JORGE DEL CALVO	JEFFREY D. SAPER
DAVINA K. KAILE	ROBERT G. DAY
Pillsbury Winthrop LLP	JACK HELFAND
2550 Hanover Street	Wilson Sonsini Goodrich & Rosati,
Palo Alto, California 94304	Professional Corporation
650 Page Mill Road
Palo Alto, California 94304

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated October 31, 2003

SupportSoft, Inc.

6,000,000 Shares

Common Stock

This is a public offering of common stock of SupportSoft, Inc. We are offering 6,000,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol “SPRT.” On October 28, 2003, the last reported sale price of our common stock was $12.34 per share.

Investing in our common stock involves risk. See “ Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to SupportSoft	$	$

We have granted the underwriters the right to purchase up to 900,000 additional shares of our common stock to cover over-allotments.

Deutsche Bank Securities

Citigroup	Lehman Brothers

First Albany Corporation	RBC Capital Markets

The date of this prospectus is October     , 2003.

PROSPECTUS SUMMARY

You should read the summary below together with the more detailed information regarding our company and the common stock being sold in this offering appearing elsewhere in this prospectus and in our consolidated financial statements and related notes and other documents incorporated herein by reference. Except as otherwise noted, all information in this prospectus assumes the underwriters will not exercise their over-allotment option.

SupportSoft

We are a leading provider of support and service management software designed to accelerate and automate enterprise technical support, customer service and IT infrastructure management. We refer to this as real-time service management software. Our software solutions are utilized by enterprises to service customers, partners and employees either directly or as part of an outsourced solution from managed service providers, and by consumers and businesses through digital service providers. We believe that our real-time service management software, including its self-healing and mass-healing capabilities that preemptively diagnose and resolve software problems, allows organizations to keep up with the growing complexity and cost of IT infrastructure and related support and service problems. Organizations can benefit from our software by reducing costs and improving productivity and customer satisfaction by keeping key software and technology-based services operating and accessible on devices when using the Internet, or cable, wireless and wireline networks.

Technology has become a critical and fundamental element of business operations. The proliferation of technologies throughout an organization’s business network includes personal computers and mobile devices, as well as customer-, supplier- and consumer-oriented technologies such as sales kiosks and digital service and supplier networks. We believe that organizations depend on the reliability and accessibility of their information technology, or IT, infrastructure to compete successfully. Given this dependence, organizations face increasing costs and challenges related to managing these complex, distributed and diverse technology environments. Traditional approaches to resolving support and service issues and managing IT infrastructures have proven to be inefficient and difficult to scale in meeting the requirements of consumers and business users. Our software suites and component products provide organizations with automated alternatives to the technical support and service offered today through phone support or on-site visits from technical professionals, which are typically labor intensive, time-consuming and costly.

Enterprises that have purchased our products and services include: ADP, Inc., Bank of America Corporation, Cisco Systems, Inc., IBM Corporation, The Procter & Gamble Company, Siebel Systems, Inc., Sony Electronics, Inc. and Thomson Financial Inc.; managed service providers that have purchased our products to provide outsourced services to enterprises include: Accenture Limited, Affiliated Computer Services, Inc., CompuCom Systems, Inc., Computer Sciences Corporation, IBM Global Services and Perot Systems Corporation; and digital service providers incorporating our software into their service offerings include: Adelphia Communications Corporation, BellSouth Corporation, Charter Communications, Inc., Comcast Corporation, Cox Communications, Inc., SBC Communications, Inc., TeliaSonera, AB and Time Warner Cable.

Our objective is to be the global leader of real-time service management software for enterprises and digital service providers. Key elements of our strategy include:

•	extend our support and service automation leadership;

•	maintain and enhance technology leadership position;

•	expand international presence;

•	expand relationships with managed service providers; and

•	pursue strategic acquisitions.

We were incorporated in Delaware in December 1997 under the name Replicase, Inc. We changed our name to Tioga Systems, Inc. in October 1998, to Support.com, Inc. in December 1999 and to SupportSoft, Inc. in March 2002. Our principal executive offices are located at 575 Broadway, Redwood City, California 94063 and our telephone number at this address is (650) 556-9440. Our website address is www.supportsoft.com. The information on our website is not part of this prospectus.

The Offering

Common stock offered by SupportSoft.	6,000,000 shares

Common stock to be outstanding after this offering	40,518,635 shares

Use of proceeds

For working capital and general corporate purposes, including expansion of our sales efforts and international operations. We may use a portion of the net proceeds for acquisitions of complementary businesses, products or technologies. We currently have no agreements or commitments with respect to any acquisitions. See “Use of Proceeds.”

Nasdaq National Market symbol	SPRT

Unless otherwise indicated, the number of shares of our common stock outstanding after this offering is based on shares outstanding as of September 30, 2003 and assumes no exercise of the underwriters’ over-allotment option. This number does not include:

•	8,015,854 shares of common stock issuable upon exercise of stock options outstanding under our stock option plans as of September 30, 2003 at a weighted average exercise price of $5.43 per share;

•	3,765,750 shares of common stock reserved and available for future issuance under our stock option plans as of September 30, 2003; and

•	2,411,208 shares of common stock reserved and available for future issuance under our employee stock purchase plan as of September 30, 2003.

Summary Consolidated Financial Data

(in thousands, except share and per share data)

	Period From Incorporation on December 3, 1997 to December 31, 1998		Year Ended December 31,								Nine Months Ended September 30,
			1999		2000		2001		2002		2002		2003
											(Unaudited)
Consolidated Statement of Operations Data:
Total revenue	$18		$3,211		$18,666		$30,430		$41,160		$29,344		$38,137
Income (loss) from operations	(2,804)		(13,684)		(38,586)		(29,758)		(4,105)		(5,104)		6,075
Net income (loss)	(2,750)		(13,514)		(36,868)		(28,180)		(3,642)		(4,591)		6,055
Net income (loss) attributable to common stockholders	(2,964)		(14,586)		(37,753)		(28,180)		(3,642)		(4,591)		6,055
Net income (loss) per share:
Basic Diluted	(0.57 (0.57	) )	(2.20 (2.20	) )	(2.09 (2.09	) )	(0.91 (0.91	) )	(0.11 (0.11	) )	(0.14 (0.14	) )	0.18 0.17
Weighted average shares:
Basic	5,227		6,643		18,102		31,078		32,486		32,290		33,705
Diluted	5,227		6,643		18,102		31,078		32,486		32,290		36,404

											September 30, 2003
											Actual		Pro Forma as Adjusted
											(Unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments											$37,406		$106,759
Working capital											32,839		102,192
Total assets											55,382		124,735
Total stockholders’ equity											31,926		101,279

The statement of operations for the year ended December 31, 1998 is presented for the period from our incorporation on December 3, 1997. Operating expenses totaled approximately $9,000 for the period from our incorporation on December 3, 1997 to December 31, 1997.

Please see note 1 of the notes to the financial statements for an explanation of the determination of the number of shares used in computing per share data.

The pro forma as adjusted balance sheet data assumes the sale of the 6,000,000 shares of common stock that we are offering under this prospectus at an assumed public offering price of $12.34 per share and the deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

You should read carefully this entire prospectus, as well as the documents incorporated by reference in this prospectus, before making an investment decision. You should carefully consider the risk factors described below, as well as the factors listed in “Forward-Looking Statements.”

Risks Related to Our Business

Our quarterly results are difficult to predict and may fluctuate, which may cause our stock price to decline.

Our quarterly revenue and operating results are difficult to predict and may fluctuate from quarter to quarter. As a result, we believe that quarter-to-quarter and year-to-year comparisons of our revenue and operating results are not necessarily meaningful, and that these comparisons may not be accurate indicators of future performance. Our operating results in some quarters may fall below our guidance or the expectations of securities analysts or investors, which would likely cause the market price of our common stock to decline.

Several factors that have contributed or may in the future contribute to fluctuations in our operating results include:

•	demand for our support and service automation software;

•	size and timing of customer orders and our ability to receive payment and recognize revenue in a given quarter;

•	the mix of license revenue from perpetual arrangements with up-front recognition versus license revenue from ratable arrangements;

•	the price and mix of products and services we or our competitors offer;

•	our ability to attract and retain customers;

•	the amount and timing of operating costs and capital expenditures relating to expansion of our business, infrastructure and marketing activities;

•	general economic conditions and their affect on our operations; and

•	the effects of external events such as terrorist acts and any related conflicts or similar events worldwide.

We license our support and service automation software under perpetual and term licenses. Perpetual licenses typically result in our immediate recognition of a larger amount of revenue in the particular quarter or period in which we grant the license and deliver the product as compared with term licenses. Revenue from a term license is recognized ratably on a monthly basis over the agreement term, which is typically three years. In addition, we typically derive a significant portion of our revenue each quarter from a number of orders received in the last month of a quarter. If we fail to close orders expected to be completed toward the end of a quarter, particularly if these orders are for perpetual licenses, which are representing an increasing percentage of our revenue, or if there is any cancellation of or delay in the closing of orders, particularly any large customer orders, our quarterly results would suffer.

Because a small number of customers have historically accounted for and may in future periods account for substantial portions of our revenue, our revenue could decline because of delays of customer orders.

A small number of customers have historically accounted for, and may in future periods account for, substantial portions of our revenue in any given quarter. For example, two, one and three customers accounted for 56%, 49% and 40% of our total revenue in the three months ended September 30, 2003, June 30, 2003 and March 31, 2003, respectively. One customer accounted for 16% of our total revenue and another customer accounted for 12% of our total revenue for the nine months ended September 30, 2003. Because a small number of customers are likely to continue to account for a significant portion of our revenue in any given quarter, our revenue could decline because of the loss or delay of a single customer order or the failure of an existing customer to renew its term license. We may not obtain additional customers. The failure to obtain additional customers, particularly customers that purchase perpetual licenses, the loss or delay of customer orders and the failure of existing customers to renew licenses or pay fees due would harm our operating results.

We have a history of losses and only recently became profitable on a quarterly basis and may not maintain profitability.

We incurred net losses of approximately $78.9 million for the period from December 3, 1997 through September 30, 2003 and have only been profitable on a quarterly basis since the third quarter of 2002. If we fail to sustain or increase profitability, we may not be able to increase our number of employees in sales, marketing and research and development programs or increase our investments in capital equipment or otherwise execute our business plan.

Our sales cycle can be lengthy and if revenue forecasted for a particular quarter is not realized in that quarter, significant expenses incurred may not be offset by corresponding sales.

Our sales cycle for our support and service automation software typically ranges from three to nine months or more and may vary substantially from customer to customer. The purchase of our products and services generally involves a significant commitment of capital and other resources by a customer. This commitment often requires significant technical review, assessment of competitive products and approval at a number of management levels within a customer’s organization. While our customers are evaluating our products and services, we may incur substantial sales and marketing expenses and spend significant management effort to complete these sales. Any delay in completing sales in a particular quarter could cause our operating results to be below expectations.

We must achieve broad adoption and acceptance of our support and service automation products and services or we will not increase our market share or expand our business.

We must achieve broad market acceptance and adoption of our products and services or our business and operating results will suffer. Specifically, we must encourage our customers to transition from using traditional support and service methods to our support and service automation solutions. To accomplish this, we must:

•	continually improve the performance, features and reliability of our products and services to address changing industry standards and customer needs; and

•	develop integration with other support-related technologies.

If we fail to manage growth in our business effectively, then our infrastructure, management and resources might be strained and our ability to manage our business could be diminished.

If we experience rapid growth in the future, it will likely place a significant strain on our resources. For example, we are currently planning to hire additional sales, marketing and development personnel. Competition for the hiring of qualified employees in these areas is intense, and we may be unable to attract and retain the required personnel to meet our business objectives. In addition, if we experience significant and rapid growth, we may need to expand and otherwise improve our internal systems, including our management information systems, customer relationship and support systems, and operating, administrative and financial systems and controls. This effort may cause us to make significant capital expenditures or incur significant expenses, and divert the attention of management, sales, support and finance personnel from our core business operations, which may adversely affect our financial performance in one or more quarters. Moreover, our growth has resulted, and any future growth will result, in increased responsibilities of management personnel. Managing this growth will require substantial resources that we may not have or otherwise be able to obtain.

We are expanding our international operations and if our revenue from this effort does not exceed the expense of establishing and maintaining international operations, our business could suffer.

We are expanding the sales and marketing of our products and services and our operations into international markets, including in Europe and Asia. For example, we have recently opened a new office in India to conduct research and development. We have incurred and expect to incur costs and expend resources associated with commencing operations in a foreign country. We have limited experience in international operations and may not be able to compete effectively in international markets. If we do not generate enough revenue from international operations to offset the expense of these operations, our business and our ability to increase revenue and enhance our operating results could suffer. Risks we face in conducting business internationally include:

•	difficulties and costs of staffing and managing international operations;

•	differing technology standards and legal considerations;

•	longer sales cycles and collection periods;

•	dependence on local vendors;

•	difficulties in staffing and managing international operations, including the difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and custom;

•	potential adverse tax consequences;

•	changes in currency exchange rates and controls;

•	restrictions on repatriation of earnings from our international operations; and

•	the effects of external events such as terrorist acts and any related conflicts or similar events worldwide.

If our existing customers do not renew term licenses or maintenance services or purchase additional products, our operating results could suffer.

Historically, we have derived, and expect to continue to derive, a significant portion of our total revenue from existing customers who purchase additional products and renew term licenses and maintenance services. A significant portion of our customers license our products under term licenses, which typically cover a period of three years. Our customers may not renew term licenses or maintenance services, purchase additional products and may not expand their use of our products. In addition, as we deploy new versions of our products or introduce new products, our current customers may not require or desire the functionality of our new products and may not ultimately purchase these products. If our customers do not renew term licenses or maintenance services or do not purchase additional products, our revenue levels and operating results could suffer.

Our product innovations may not achieve the market penetration necessary for us to expand our market share.

If we fail to develop new or enhanced versions of our support and service automation software in a timely manner or to provide new products and services that achieve rapid and broad market acceptance, we may not maintain or expand our market share. We may fail to identify new product and service opportunities for our current market or new markets that we enter into in the future. For example, in the near term, we intend to expand our business with managed service providers. In addition, our existing products will become obsolete if we fail to introduce new products or product enhancements that meet new customer demands, support new standards or integrate with new or upgraded versions of packaged applications. We have limited control over factors that affect market acceptance of our product and services, including:

•	the willingness of enterprises, including management service providers, to transition to support and service automation solutions; and

•	acceptance of competitors’ support and service automation solutions or other similar technologies.

Our software may not operate with the hardware and software platforms that are used by our customers now or in the future, and as a result our business and operating results may suffer.

We currently serve a customer base with a wide variety of constantly changing hardware, packaged software applications and networking platforms. Our applications are based on the Microsoft, Linux and Unix operating systems, and if we fail to release versions of our support and service automation software that are compatible with other operating systems, software applications or hardware devices used by our customers, our business and operating results would suffer. Our future success also depends on:

•	the ability of our product to inter-operate with multiple platforms and to modify our product as new versions of packaged applications are introduced and used by our customer base; and

•	our management of software being developed by third parties for our customers or for use with our products.

We may engage in investments or acquisitions that could divert management attention and prove difficult to integrate with our business and technology.

We may engage in investments in, or acquisitions of, complementary companies, products or technologies. If we fail to integrate successfully any future acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and operating results of the combined company could decline. The process of integrating an acquired business, technology, service or product into our business and operations may result in unforeseen operating difficulties and expenditures. Acquisitions involve a number of other potential risks to our business, including the following:

•	potential adverse effects on our operating results, including unanticipated costs and liabilities, unforeseen accounting charges or fluctuations resulting from failure to accurately forecast the financial impact of an acquisition;

•	failure to integrate acquired products or technologies with our existing products, technologies and business model;

•	failure to integrate management information systems, personnel, research and development and marketing, sales and support operations;

•	potential loss of key employees from the acquired company;

•	diversion of management’s attention from other business concerns and disruption of our ongoing business;

•	difficulty in maintaining controls and procedures;

•	potential loss of the acquired company’s customers;

•	uncertainty on the part of our existing customers about our ability to operate on a combined basis;

•	failure to realize the potential financial or strategic benefits of the acquisition; and

•	failure to successfully further develop the acquired company’s technology, resulting in the impairment of amounts capitalized as intangible assets.

We rely on third-party technologies and our inability to use or integrate third-party technologies could delay product or service development.

We intend to continue to license technologies from third parties, including applications used in our research and development activities and technologies such as third-party search engine technology, which are integrated into our products and services. Our inability to obtain or integrate any of these technologies with our own products could delay product and service development until equivalent technology can be identified, licensed and integrated. These technologies may not continue to be available to us on commercially reasonable terms or at all. We may fail to successfully integrate any licensed technology into our products or services, which would harm our business and operating results. Third-party licenses also expose us to increased risks that include:

•	risks of product malfunction after new technology is integrated;

•	the diversion of resources from the development of our own proprietary technology; and

•	our inability to generate revenue from new technology sufficient to offset associated acquisition and maintenance costs.

Our failure to establish and expand third-party alliances would harm our ability to sell our support and service automation software.

We have several alliances with third parties that are important to our business. Our existing relationships include those with software and hardware vendors, and relationships with companies who provide outsourced support and service capabilities to enterprise customers. If these relationships fail, we may have to devote substantially more resources to the sales and marketing of our products and services than we would otherwise, and our efforts may not be as effective. For example, companies that provide outsourced support and services often have extensive relationships with our existing and potential customers and significant input in the purchase decisions of these customers. Our failure to maintain these existing technology relationships, or to establish new technology relationships with key third parties, could significantly harm our ability to sell our products and services.

We may need additional capital and if funds are not available on acceptable terms, we may not be able to hire and retain employees, fund our expansion or compete effectively.

We believe that our existing capital resources will enable us to maintain our operations for at least the next 12 months. However, if our capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. This financing may not be available in sufficient amounts or on terms acceptable to us and may be dilutive to existing stockholders. If adequate funds are not available or are not available on acceptable terms, our ability to hire, train or retain employees, fund our expansion, take advantage of business opportunities, develop or enhance services or products or respond to competitive pressures would be significantly limited.

We may lose the services of our key personnel, which in turn would harm the market’s perception of our business and our ability to achieve our business goals.

Our success will depend on the skills, experience and performance of our senior management, engineering, sales, marketing and other key personnel. The loss of the services of any of our senior management or other key personnel, including Radha R. Basu, our president, chief executive officer and chairman, Brian Beattie, our executive vice president of finance and administration and chief financial officer, Scott W. Dale, our vice president of engineering and chief technical officer and Cadir B. Lee, our chief software officer, as well as Chris Grejtak, our senior vice president of marketing and chief marketing officer, and John Van Siclen, our senior vice president of worldwide field operations, both of whom joined us recently, could harm the market’s perception of our business and our ability to achieve our business goals. In addition, if the integration of new members of our senior management team does not go as smoothly as anticipated, it could negatively affect our ability to execute our business plans.

We must compete successfully in the support and service automation market or we will lose market share and our business will suffer.

We compete in markets that are highly competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. We compete with a number of companies in the market for automated delivery of support and service and other vendors who may offer products or services with features that compete with specific elements of our software suites or with our component products. In addition, our customers and potential customers have developed or may develop support and service automation software systems in-house. We expect that internally developed applications will continue to be a principal source of competition in the foreseeable future.

The markets for our products are still rapidly evolving, and we may not be able to compete successfully against current and potential competitors. Our ability to expand our business will depend on our ability to maintain our technological advantage, introduce timely enhanced products to meet the growing support needs, deliver on-going value to our customers and scale our business. Our potential competitors may have longer operating histories, significantly greater financial, technical and other resources or greater name recognition than we do. Competition in our markets could reduce our market share or require us to reduce the price of products and services, which could harm our business, financial condition and operating results.

Our system security is important to our customers and we may need to spend significant resources to protect against or correct problems caused by security breaches.

A fundamental requirement for online communications, transactions and support is the secure transmission of confidential information. Third parties may attempt to breach our security or that of our customers. We may be liable to our customers for any breach in security and any breach could harm our business and reputation. Also, computers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays or loss of data. We may be required to expend significant capital and other resources to further protect against security breaches or to correct problems caused by any breach.

We may face claims of invasion of privacy or inappropriate disclosure, use or loss of our customers’ information and any liability imposed could harm our reputation and cause us to lose customers.

Our software contains features which may allow us or our customers to control, monitor or collect information from computers running the software without notice to the computing users. Therefore we may face claims about invasion of privacy or inappropriate disclosure, use or loss of this information. Any imposition of liability could harm our reputation, cause us to lose customers and cause our operating results to suffer.

Any system failure that causes an interruption in our customers’ ability to use our products or services or a decrease in their performance could harm our relationships with our customers and result in reduced revenue.

Our software may depend on the uninterrupted operation of our internal and outsourced communications and computer systems. These systems are vulnerable to damage or interruption from computer viruses, human error, natural disasters, electricity grid failures and intentional acts of vandalism and similar events. Our disaster recovery plan may not be adequate and business interruption insurance may not be enough to compensate us for losses that occur. These problems could interrupt our customers’ ability to use our support and service automation products or services, which could harm our reputation and cause us to lose customers and revenue.

We may not obtain sufficient patent protection, which could harm our competitive position, increase our expenses and harm our business.

Our success and ability to compete depend to a significant degree upon the protection of our software and other proprietary technology. It is possible that:

•	our pending patent applications may not be issued;

•	competitors may independently develop similar technologies or design around any of our patents;

•	patents issued to us may not be broad enough to protect our proprietary rights; and

•	our issued patents could be successfully challenged.

Our products depend on and work with products containing complex software and if our products fail to perform properly due to errors in the software, we may need to devote resources to correct the errors or compensate for losses from these errors and our reputation could be harmed.

Our products depend on complex software, both internally developed and licensed from third parties. Also, our customers may use our products with other companies’ products which also contain complex software. Complex software often contains errors and may not perform properly. These errors could result in:

•	delays in product shipments;

•	unexpected expenses and diversion of resources to identify the source of errors or to correct errors;

•	damage to our reputation;

•	lost sales;

•	demands, claims and litigation and related defense costs; and

•	product returns, refunds or other damages claims.

If our products fail to perform properly due to errors, bugs or similar problems in the software, we could be required to devote valuable resources to correct the errors or compensate for losses from these errors. Furthermore, if our products are found to contain errors or bugs, whether resulting from internally developed or third-party licensed software, our reputation with our customer base could be harmed and our business could suffer.

We rely upon trademarks, copyrights and trade secrets to protect our proprietary rights and if these rights are not sufficiently protected, it could harm our ability to compete and to generate revenue.

We rely on a combination of laws, such as patents, copyright, trademark and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. Our ability to compete and grow our business could suffer if these rights are not adequately protected. Our proprietary rights may not be adequately protected because:

•	laws and contractual restrictions may not adequately prevent misappropriation of our technologies or deter others from developing similar technologies; and

•	policing unauthorized use of our products and trademarks is difficult, expensive and time-consuming, and we may be unable to determine the existence or extent of this unauthorized use.

Also, the laws of other countries in which we market our products may offer little or no protection of our proprietary technologies. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for them, which would harm our competitive position and market share.

We may face intellectual property infringement claims that could be costly to defend and result in our loss of significant rights.

Other parties may assert intellectual property infringement claims against us or our customers and our products may infringe the intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. If there is a successful claim of infringement, we may be required to develop non-infringing technology or enter into royalty or license agreements which may not be available on acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business.

Risks Related To Our Industry

Because our support and service automation software is designed to support businesses operating over the Internet, our success depends on the continued growth and levels of performance of Internet usage.

Because a majority of our products are designed to support businesses operating over or benefiting from the Internet, the success of our business will depend on the continued improvement of the Internet as a convenient means of consumer interaction and commerce, as well as an efficient medium for the delivery and distribution of information by enterprises to their employees and extended enterprise. Because global commerce on the Internet and the online exchange of information is evolving, we cannot predict whether the Internet will continue to be a viable commercial marketplace or whether access to the Internet via a broadband connection will continue to be widely adopted.

We may experience a decrease in market demand due to uncertain economic conditions in the United States and in international markets, which has been further exacerbated by the concerns of terrorism, war and social and political instability.

Economic growth in the United States and international markets has slowed significantly and the United States economy has been in a recession. The timing of a full economic recovery is uncertain. In addition, the terrorists attacks in the United States and turmoil in the Middle East have increased the uncertainty in the United States economy and may further exacerbate the decline in economic conditions, both domestically and internationally. Terrorist acts and similar events, or war in general, could contribute further to a slowdown of the market demand for goods and services, including support and service automation software. If the economy declines as a result of the recent economic, political and social turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our products and services, which may harm our operating results.

Governmental regulation and legal changes could impair the growth of the Internet and decrease demand for our products or increase our cost of doing business.

The laws and regulations that govern our business can change rapidly. Any change in laws and regulations could impair the growth of the Internet and could reduce demand for our products, subject us to liability or increase our cost of doing business. The United States government and the governments of states and foreign countries have attempted to regulate activities on the Internet and the distribution of software. Also, in 1998, the Internet Freedom Act was enacted into law, which imposed a three-year moratorium on state and local taxes on Internet-based transactions. In late 2001, this moratorium was extended for two years. In

January 2003, several members of Congress proposed a bill that would make the moratorium on state and local taxes on Internet-based transactions permanent. Failure to renew this moratorium or to pass a bill that would permanently prohibit state and local taxes on Internet-based transactions would allow states to impose taxes on Internet-based commerce. This might harm our business directly and indirectly by harming the businesses of our customers, potential customers and the parties to our technology relationships. The applicability to the Internet of existing laws is uncertain and may take years to resolve. Evolving areas of law that are relevant to our business include privacy laws, intellectual property laws, proposed encryption laws, content regulation and sales and use tax laws and regulations.

We may be required to change our business practices if there are changes in accounting regulations and related interpretations and policies.

Accounting standards groups and regulators are actively re-examining various accounting policies, guidelines and interpretations related to revenue recognition, expensing stock options, income taxes, investments in equity securities, facilities consolidation, accounting for acquisitions, allowances for doubtful accounts and other financial reporting matters. These standards groups and regulators could promulgate interpretations and guidance that could result in material and potentially adverse changes to our business practices and accounting policies.

New rules and regulations for public companies may increase our administrative costs.

The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, have required changes in corporate governance practices of public companies. In addition to final rules and rule proposals already made by the Securities and Exchange Commission, Nasdaq has proposed revisions to its requirements for listed companies. We expect these new rules and regulations to increase our legal and financial compliance costs, and to make some activities more time-consuming and costly. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Risks Related to this Offering and Our Common Stock

The market price for our common stock may be particularly volatile, and our stockholders may be unable to resell their shares at a profit.

The market price of our common stock has been subject to significant fluctuations and may continue to fluctuate or decline. The stock markets have experienced significant price and trading volume fluctuations. The market for technology stocks has been particularly volatile and frequently reaches levels that bear no relationship to the past or present operating performance of those companies. General economic conditions, such as recession or interest rate or currency rate fluctuations in the United States or abroad, could negatively affect the market price of our common stock. In addition, our operating results may not meet the expectations of securities analysts and investors. If this were to occur, the market price of our common stock would likely significantly decrease.

A decline in our stock price could result in securities class action litigation against us. Securities class action litigation diverts management attention and could harm our business.

In the past, securities class action litigation has often been brought against public companies after periods of volatility in the market price of securities. For example, in November 2001, a securities class action lawsuit was filed against us. We may again in the future be a target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources, which could harm our ability to execute our business plan.

As a new investor, you will incur immediate and substantial dilution as a result of this offering and future equity issuances.

The public offering price is substantially higher than the pro forma book value per share of our common stock. As a result, investors purchasing common stock in this offering at a public offering price of $12.34 per share will incur immediate dilution of $9.84 in net tangible book value per share. This dilution is due in large part to earlier investors in our company having paid less than the offering price when they purchased their shares. Investors will incur additional dilution upon the exercise of outstanding stock options.

You will be relying on our management’s judgment, with which you may disagree, regarding the use of proceeds from this offering. If our management does not use the proceeds in a manner that increases our operating results or market value, our business could suffer.

We do not have a definite, quantified plan with respect to the use of the net proceeds from this offering and have not committed the substantial majority of these proceeds to any particular purpose, as more fully described in the section entitled “Use of Proceeds.” Accordingly, our management will have broad discretion as to the use of the net proceeds from this offering. Investors will be relying on the judgment of our management regarding the application of these proceeds, and we may not be able to invest these proceeds to yield a significant return. We have made only preliminary determinations as to the amount of net proceeds to be used based on our current expectations regarding our financial performance and business needs over the foreseeable future. These expectations may prove to be inaccurate, as our financial performance may differ from our current expectations or our business needs may change as our business and the industry we address evolve. As a result, the proceeds we receive in this offering may be used in a manner significantly different from our current plans.

Our directors and executive officers own a significant portion of our common stock and this concentration of ownership may allow them to elect most of our directors and could delay or prevent a change in control of SupportSoft.

Our directors and executive officers collectively beneficially own approximately 17% of our outstanding common stock as of September 30, 2003. These stockholders, if they vote together, will be able to influence significantly all matters requiring stockholder approval. For example, they may be able to elect most of our directors, delay or prevent a transaction in which stockholders might receive a premium over the market price for their shares or prevent changes in control or management.

We have implemented anti-takeover provisions that could make it more difficult to acquire us.

Our certificate of incorporation, our bylaws and Delaware law contain provisions that may inhibit potential acquisition bids for us and prevent changes in our management. Certain provisions of our charter documents could discourage potential acquisition proposals and could delay or prevent a change in control transaction. These provisions of our charter documents could have the effect of discouraging others from making tender offers for our shares, and as a result, these provisions may prevent the market price of our common stock from reflecting the effects of actual or rumored takeover attempts. These provisions may also prevent changes in our management.

These provisions include:

•	authorizing only our chief executive officer or a majority of our board of directors to call special meetings of stockholders;

•	establishing advance notice procedures with respect to stockholder proposals and the nomination of candidates for election of directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors;

•	prohibiting stockholders action by written consent;

•	eliminating cumulative voting in the election of directors; and

•	authorizing the issuance of shares of undesignated preferred stock without a vote of stockholders.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements may be identified by terminology such as may, will, could, should, intend, anticipate, believe, estimate, expect, plan, potential, designed to, or continue and the negative of these terms or other similar expressions. These are statements that relate to future events and include, but are not limited to, statements relating to industry statistics and projections and statements relating to:

•	our expectation that we will continue to depend upon a small number of large orders for a significant portion of our license revenue;

•	our current estimate that revenue from ratable licensing arrangements will represent approximately 25% to 30% of total revenue over the next 12 months;

•	our current estimate that revenue we recognize on an immediate basis from perpetual licensing arrangements will be approximately 45% to 55% of total revenue over the next 12 months;

•	our current estimate that revenue from services will represent approximately 20% to 25% of total revenue over the next 12 months;

•	our ability to maintain or increase profitability;

•	our expectation as to the anticipated impact on us of new rules and regulations applicable to public companies;

•	our ability to attract and retain key personnel;

•	our future contractual obligations and the effect these contractual obligations are expected to have on our liquidity and cash flows in future periods;

•	our belief that there is not material market risk exposure due to the nature of our cash equivalents and short-term investments;

•	our expectation that we will continue to devote significant resources to research and development for the foreseeable future;

•	our intent to hire additional sales, marketing and development personnel and expand our sales and marketing efforts and international operations;

•	our future capital requirements and our belief as to the adequacy of our existing cash balances and capital resources;

•	our anticipated use of the net proceeds from this offering;

•	our intent to expand in new and existing markets, including beyond broadband services into related applications and enhanced services;

•	future acquisitions of, or investments in, complementary businesses, products or technologies;

•	our ability to compete successfully;

•	our dividend policy;

•	our intent to establish, and the anticipated benefits of entering into, alliances with software and hardware vendors, alliances with managed service providers and technology alliances;

•	our beliefs as to our market opportunity to automate the technical support, customer service and IT infrastructure management processes;

•	our intention to extend our support and service automation, maintain and enhance our technology leadership position and to expand into related applications and enhanced digital services;

•	our intention to continue to invest significant resources to technology development and to introduce new suites and component products that facilitate real-time service management; and

•	our intention to release our Service Automation Suite—Video by the end of 2003 and the anticipated features and benefits of our products and services.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in these forward-looking statements. These risks and uncertainties include, but are not limited to, the risks set forth above under the caption “Risk Factors” and from time to time in the periodic reports we file with the Securities and Exchange Commission.

Except for our obligations under the federal securities laws, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

USE OF PROCEEDS

The net proceeds to us from the sale of the 6,000,000 shares of common stock being offered by us are estimated to be approximately $69.4 million, based upon an assumed public offering price of $12.34 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters fully exercise the over-allotment option, the net proceeds to us are estimated to be approximately $79.9 million.

We expect to use the net proceeds of this offering for working capital and general corporate purposes, including expansion of our sales efforts and international operations. In addition we may use a portion of these net proceeds for acquisitions of complementary businesses, products or technologies. We currently have no agreements or commitments with respect to any such acquisition, and we are not involved in any negotiations with respect to any such transactions. Pending these uses, we intend to invest the net proceeds of the offering in investment grade interest bearing marketable securities.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock since our inception and do not expect to do so in the foreseeable future. We anticipate that all future earnings, if any, generated from operations will be retained by us to develop and expand our business. Any future determination with respect to the payment of dividends will be at the discretion of the board of directors and will depend upon, among other things, our operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the board of directors deems relevant.

PRICE RANGE OF COMMON STOCK

Our common stock has been traded publicly on the Nasdaq National Market under the symbol “SPRT” since July 19, 2000. Before July 19, 2000, there was no public market for our common stock. The following table sets forth the highest and lowest sale price of our common stock for the quarters indicated:

	High	Low
2001:
First Quarter	$20.19	$4.00
Second Quarter	7.65	2.50
Third Quarter	6.41	2.04
Fourth Quarter	6.50	2.00

2002:
First Quarter	$8.05	$3.02
Second Quarter	4.87	2.55
Third Quarter	2.84	1.75
Fourth Quarter	4.00	1.95

2003:
First Quarter	$4.29	$1.89
Second Quarter	7.81	2.20
Third Quarter	12.05	6.25
Fourth Quarter (through October 28)	13.97	10.69

Holders of Record

On October 28, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $12.34 per share. As of September 30, 2003, there were approximately 337 holders of record (not including beneficial holders of stock held in street name) of the common stock.

CAPITALIZATION

This table presents our capitalization at September 30, 2003:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale by us of 6,000,000 shares of common stock at an assumed public offering price of $12.34 per share in this offering, less the estimated underwriting discounts and commissions and estimated offering expenses.

	As of September 30, 2003
	Actual	As Adjusted
	(Unaudited)
	(in thousands)
Long-term capital lease obligations	$—	$—

Stockholders’ equity:
Preferred stock: $0.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock: $0.0001 par value; 150,000,000 shares authorized; 34,518,635 actual shares issued and outstanding, 40,518,635 shares issued and outstanding, as adjusted	3	4
Additional paid-in capital	110,765	180,117
Accumulated other comprehensive income	57	57
Accumulated deficit	(78,899)	(78,899)

Total stockholders’ equity	31,926	101,279

Total capitalization	$31,926	$101,279

The above table does not include additional shares of common stock that may be issued under the plans and arrangements listed below:

•	8,015,854 shares of common stock issuable upon exercise of options outstanding under our stock option plans as of September 30, 2003, at a weighted average exercise price of $5.43 per share; and

•	2,411,208 shares of common stock reserved for future issuance under our employee stock purchase plan as of September 30, 2003, and 3,765,750 shares reserved for future issuance under our stock option plans.

You should read the capitalization information above together with the sections of this prospectus entitled “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” and our consolidated financial statements and related notes found elsewhere or incorporated by reference in this prospectus.

DILUTION

Our net tangible book value as of September 30, 2003 was approximately $31.9 million, or $0.92 per share. Net tangible book value per share is equal to our total tangible assets less our total liabilities, divided by the total number of shares of our common stock outstanding.

After giving effect to the receipt of the proceeds from this offering, based on an assumed public offering price of $12.34 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value as of September 30, 2003 would have been approximately $101.3 million, or approximately $2.50 per share. This represents an immediate increase in net tangible book value of $1.58 per share to existing stockholders and an immediate dilution of $9.84 per share to new investors purchasing shares of our common stock in this offering.

The following table illustrates the per share dilution to the new investors:

Assumed public offering price per share		$12.34
Net tangible book value per share as of September 30, 2003	$0.92
Increase in net tangible book value per share attributable to this offering	1.58

As adjusted net tangible book value per share as adjusted after offering		2.50

Dilution per share to new investors in this offering		$9.84

If the underwriters exercise their over-allotment option in full, there will be an increase in as adjusted net tangible book value of $1.78 per share to existing stockholders and an immediate dilution in as adjusted net tangible book value of $9.64 per share to new investors.

The preceding discussion and table assume that no stock options outstanding as of September 30, 2003, are exercised and that none of the 2,411,208 shares reserved for issuance under our employee stock purchase plan as of September 30, 2003, are issued. As of September 30, 2003, there were 8,015,854 shares issuable on exercise of outstanding options, at a weighted average exercise price of $5.43 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except share and per share data)

Our selected consolidated financial data set forth below as of December 31, 2001 and 2002 and for each of the three years ended December 31, 2002 are derived from our consolidated financial statements that have been audited by Ernst & Young LLP, independent accountants, and are included elsewhere in this prospectus. Our selected consolidated financial data set forth below as of December 31, 1998, 1999 and 2000 and for the period from our incorporation on December 3, 1997 to December 31, 1998 and for the year ended December 31, 1999 are derived from our audited consolidated financial statements not included elsewhere herein. Our selected consolidated financial data as of September 30, 2003 and for the nine months ended September 30, 2002 and 2003 are derived from our unaudited consolidated financial statements which, in management’s opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our financial position and results of operations for those periods, included  elsewhere in this prospectus. The information set forth below is not necessarily indicative of results of future operations and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes.

	Period from Incorporation on December 3, 1997 to December 31, 1998	Year Ended December 31,				Nine Months Ended September 30,
		1999	2000	2001	2002	2002	2003
						(Unaudited)
Consolidated Statements of Operations Data:
Revenue:
License fees	$18	$2,642	$13,732	$22,534	$31,260	$22,148	$29,686
Services	—	569	4,934	7,896	9,900	7,196	8,451

Total revenue	18	3,211	18,666	30,430	41,160	29,344	38,137
Costs and expenses:
Cost of license fees	—	4	1,405	621	289	197	270
Cost of services	—	965	5,910	6,234	5,883	4,384	4,990
Amortization of purchased technology	—	—	1,158	2,812	1,580	1,581	—
Research and development	1,132	2,348	10,913	12,637	8,834	6,698	6,818
Sales and marketing	1,197	7,924	22,754	27,482	22,464	16,833	16,059
General and administrative	451	1,845	4,325	6,131	5,637	4,177	3,925
Amortization of deferred compensation	42	3,809	10,787	4,271	578	578	—

Total costs and expenses	2,822	16,895	57,252	60,188	45,265	34,448	32,062

Income (loss) from operations	(2,804)	(13,684)	(38,586)	(29,758)	(4,105)	(5,104)	6,075
Interest income and other, net	54	170	1,718	1,578	640	513	311

Income (loss) before income taxes	(2,750)	(13,514)	(36,868)	(28,180)	(3,465)	(4,591)	6,386
Income tax expense	—	—	—	—	(177)	—	(331)

Net income (loss)	(2,750)	(13,514)	(36,868)	(28,180)	(3,642)	(4,591)	6,055
Accretion on redeemable convertible preferred stock	(214)	(1,072)	(885)	—	—	—	—

Net income (loss) attributable to common stockholders	$(2,964)	$(14,586)	$(37,753)	$(28,180)	$(3,642)	$(4,591)	$6,055

Basic net income (loss) per share attributable to common stockholders	$(0.57)	$(2.20)	$(2.09)	$(0.91)	$(0.11)	$(0.14)	$0.18

Shares used in computing basic net income (loss) per common share	5,227	6,643	18,102	31,078	32,486	32,290	33,705

Diluted net income (loss) per share attributable to common stockholders	$(0.57)	$(2.20)	$(2.09)	$(0.91)	$(0.11)	$(0.14)	$0.17

Shares used in computing diluted net income (loss) per common share	5,227	6,643	18,102	31,078	32,486	32,290	36,404

	December 31,					September 30,
	1998	1999	2000	2001	2002	2003
						(Unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$2,807	$12,489	$51,513	$26,272	$30,615	$37,406
Working capital	2,979	10,478	41,853	22,945	23,918	32,839
Total assets	3,672	17,692	70,572	46,363	42,160	55,382
Long-term obligations	449	2,277	3,385	1,590	67	—
Redeemable convertible preferred stock	5,237	21,449	—	—	—	—
Accumulated deficit	(2,750)	(16,264)	(53,132)	(81,312)	(84,954)	(78,899)
Total stockholders’ equity (deficit)	(2,423)	(12,473)	46,159	24,297	23,147	31,926

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and the related notes included in this prospectus or referred to herein. This discussion contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below as well as those discussed under “Risk Factors” and elsewhere in this prospectus. We disclaim any obligation to update information contained in any forward-looking statement.

Overview

General

We are a leading provider of support and service management software designed to accelerate and automate enterprise technical support, customer service and IT infrastructure management. We refer to this as real-time service management software. Our software solutions are utilized by enterprises to service customers, partners and employees either directly or as part of an outsourced solution from managed service providers, and by consumers and businesses through digital service providers.

From our incorporation in December 1997 through the end of 1998, we primarily engaged in research activities and developing and marketing our products. We first began generating revenue from software license fees from the initial version of our products in December 1998. During 1999, we continued to enhance the functionality of our products, build our management team and operational infrastructure and began shipping the second version of our products. From January 2000 through September 2003, we expanded our product offerings to address a wider range of support and service functions and now offer three comprehensive software suites, Resolution Suite, Service Automation Suite—Broadband and Knowledge Center Suite as well as a number of component products. We also intend to release a fourth suite by the end of 2003, which will be known as Service Automation Suite—Video.

Revenue

We generate revenue primarily from the sale of software licenses and related services. We offer our products through a combination of direct sales, managed service providers, alliances and resellers. In 2002 and the nine months ended September 30, 2003, 14% and 10% of our revenue, respectively, was generated from customers outside of North America. We plan to expand our international operations, particularly in Europe and Asia.

We license our software under term and perpetual licenses. Revenue from term licenses is recognized monthly over the term of the agreement beginning at the time the first payment is due or as payments become due depending on whether the fee is fixed or determinable. Initial term licenses typically have a duration of 36 months, with pre-payments generally made at the beginning of each 12 month period. Upon expiration of the initial term, our customers have the option to renew the license. The renewals may be made on a term basis for a period that does not necessarily correspond to the initial term. The customers may also renew the license by purchasing the software on a perpetual basis. Perpetual licenses typically result in revenue being recognized up-front.

Term and perpetual licensing arrangements may include service elements. Services revenue consists primarily of fees from professional services, such as deployment and consulting services, training, maintenance and support. Consulting services include a range of services including installation, implementation and building interfaces for customer-specific applications. Our maintenance agreements provide technical support and include the right to unspecified upgrades on purchased products, if and when available.

We intend to continue to invest in product development and technologies to enhance our products and services and develop new products and services. We also intend to expand our operations and employee base and build our sales, marketing, customer support, technical and operational resources.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Our significant accounting policies are described in Note 1 to the consolidated financial statements. We believe the following critical accounting policies affect our more significant judgments and estimates used in preparing our consolidated financial statements.

Revenue Recognition

We recognize revenue in accordance with the American Institute of Certified Public Accountants’ (AICPA) Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9. License revenue is recognized when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred;

•	No uncertainties surrounding product acceptance exist;

•	Collection is considered probable; and

•	The fees are fixed or determinable.

We consider all arrangements with payment terms extending beyond 12 months and other arrangements with payment terms longer than normal not to be fixed or determinable. If the fee is determined not to be fixed or determinable, revenue is recognized as payments become due from the customer.

License revenue is comprised of fees for term and perpetual licenses of our software. Perpetual license revenue is recognized using the residual method described in SOP 98-9 for arrangements in which licenses are sold with multiple elements. We allocate revenue on these licenses based upon the fair value of each undelivered element (for example, undelivered maintenance and support, training and consulting). The determination of fair value is based upon vendor specific objective evidence, or VSOE. VSOE for maintenance and support is determined by the customer’s annual renewal rate for these services. VSOE for training or consulting is based upon separate sales of these services to other customers. Assuming all other revenue recognition criteria are met, the difference between the total arrangement fee and the amount deferred for each undelivered element is recognized as license revenue. Our perpetual arrangements may include contractual obligations such as rights to unspecified future products or initial maintenance extending over a period of time with no renewal rate, which requires license revenue to be taken ratably (monthly) over the contract period.

Term licenses are sold with maintenance for which we do not have VSOE to determine fair value. As a result, license revenue for term licenses is recognized ratably over the service period of the agreement and license revenue includes maintenance for term licenses. We do not allocate maintenance revenue from term licenses to services revenue, as we do not believe there is an allocation methodology that provides a meaningful and supportable allocation between license and maintenance revenues.

The following is an example of our revenue recognition for a term license. If we receive an order from a customer for a 36-month term license in December of a year, we would recognize only one month of license fees for that year even if that customer prepaid 12 months of the 36-month term. Pursuant to this arrangement, we would record one year of fees in accounts receivable and 11 months of fees in deferred revenue upon signing a new term license agreement, while recognizing only one month of revenue. As a result, our accounts receivable balance could represent a significant portion of our total revenue and increase our days sales outstanding, or DSO, calculation.

We also recognize license revenue from arrangements with resellers. These arrangements may be either term or perpetual licenses of our software. When these arrangements include guaranteed minimum amounts due, revenue is recognized ratably over the term of the arrangement commencing when payments are made or become due. When the arrangements do not include guaranteed minimum amounts due and are based upon sell through activity, we recognize revenue when we receive evidence of sell-through, that is, persuasive evidence that the products have been sold to an end user if the reseller has been deemed credit-worthy. When resellers are not deemed credit-worthy, revenue is recognized upon cash receipt.

Services revenue is primarily comprised of revenue from professional services, such as deployment and consulting services, training, maintenance and support. Arrangements that include software services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. Non-essential consulting and training revenues are generally recognized as the services are performed. When non-essential software services are bundled in a term licensing arrangement, revenue from the software services is recognized ratably over the period associated with the initial payment. Post-contract customer maintenance and support revenues are recognized over the term of the support period (generally one year). When the software services are considered essential to the functionality of other elements of the arrangement, revenue under the arrangement is recognized using contract accounting, typically using the percentage of completion method.

Allowance for Bad Debt

We maintain reserves for estimated credit losses resulting from the inability of our customers to make required payments. A considerable amount of judgment is required when we assess the realization of receivables, including assessing the probability of collection and the current credit-worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional reserves may be required.

Results of Operations

The following table presents certain consolidated statement of operations data for the periods indicated as a percentage of total revenue.

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(Unaudited)
Revenue:
License fees	74%	74%	76%	75%	78%
Services	26	26	24	25	22

Total revenue	100	100	100	100	100

Costs and expenses:
Cost of license fees	8	2	1	1	1
Cost of services	32	21	14	15	13
Amortization of purchased technology	6	9	4	5	—
Research and development	58	42	21	23	18
Sales and marketing	122	90	55	57	42
General and administrative	23	20	14	14	10
Amortization of deferred compensation	58	14	1	2	—

Total costs and expenses	307	198	110	117	84

Income (loss) from operations	(207)	(98)	(10)	(17)	16
Interest income and other, net	9	5	2	1	1

Income (loss) before income taxes	(198)	(93)	(8)	(16)	17
Income tax expense	—	—	(1)	—	(1)

Net income (loss)	(198)%	(93)%	(9)%	(16)%	16%

Nine Months Ended September 30, 2002 and 2003

Revenue

For the nine months ended September 30, 2002 and 2003, ratable license revenue represented approximately 41% and 27% of total revenue, respectively. Although the percentage of revenue we recognize in the future from ratable licensing arrangements will vary from period to period, we currently anticipate that revenue from such arrangements will represent approximately 25% to 30% of total revenue over the next 12 months. We anticipate that revenue we recognize on an immediate basis from perpetual licensing arrangements will be approximately 45% to 55% of total revenue over the next 12 months. Although the percentage of revenue we recognize in the future from services will vary from period to period, we currently anticipate that revenue from services will represent approximately 20% to 25% of total revenue over the next 12 months.

For the nine months ended September 30, 2002, one customer accounted for 14% of our total revenue. No other customer individually accounted for 10% or more of our total revenue for the nine months ended September 30, 2002. For the nine months ended September 30, 2003, two of our customers accounted for 10% or more of our total revenue. One of these customers accounted for 16% of our total revenue and the other customer accounted for 12% of our total revenue. No other customer individually accounted for 10% or more of our total revenue for the nine months ended September 30, 2003. Revenue from customers outside the United States accounted for approximately 13% of our total revenue for the nine months ended September 30, 2002, compared with 10% for the nine months ended September 30, 2003.

License fees.    License fees increased from $22.1 million for the nine months ended September 30, 2002 to $29.7 million for the nine months ended September 30, 2003. The increase in license revenue was due primarily to greater demand for our software products, an expansion of our product offerings and an increase in our license revenue mix to more immediate arrangements relative to ratable arrangements.

Services revenue.    Services revenue increased from $7.2 million for the nine months ended September 30, 2002 to $8.5 million for the nine months ended September 30, 2003. The increase in services revenue was primarily due to increased maintenance revenue associated with the growth in our customer base from prior years and corresponding growth in the overall number of maintenance contracts.

Cost of license fees

Cost of license fees consists primarily of costs related to third-party software royalty fees under license arrangements for technology embedded into our products. Cost of license fees increased from $197,000 for the nine months ended September 30, 2002 to $270,000 for the nine months ended September 30, 2003. This increase was primarily due to increased license fees paid to third parties under technology license arrangements.

Cost of services

Cost of services consists primarily of compensation costs, travel costs, related overhead expenses for services personnel and payments made to third parties for subcontracted consulting services. Cost of services increased from $4.4 million for the nine months ended September 30, 2002 to $5.0 million for the nine months ended September 30, 2003. These increases were due primarily to an increase in salary expenses as a result of an increase in services personnel headcount.

Amortization of purchased technology

Amortization of purchased technology was $1.6 million for the nine months ended September 30, 2002. As of September 30, 2002, the purchased intangibles balance was fully amortized.

Operating Expense

Research and development.    Research and development expense is expensed as incurred. Research and development expense consists primarily of compensation costs, consulting expenses and related overhead costs for research and development personnel. Research and development expense increased from $6.7 million for the nine months ended September 30, 2002 to $6.8 million for the nine months ended September 30, 2003. This increase was due to an increase in salary and related expenses offset by a slight decrease in third-party consulting services.

Sales and marketing.    Sales and marketing expense consists primarily of compensation costs, including salaries and commissions and related overhead costs for sales and marketing personnel and promotional expenses, including public relations, advertising and trade shows. Sales and marketing expense decreased from $16.8 million for the nine months ended September 30, 2002 to $16.1 million for the nine months ended September 30, 2003. This decrease was due primarily to a reduction in travel expense and promotional expenses, including trade shows and other program events, offset by increases in salary and related expenses.

General and administrative.    General and administrative expense consists primarily of compensation costs and related overhead costs for administrative personnel and professional fees for legal, accounting and other professional services. General and administrative expense decreased from $4.2 million for the nine months ended September 30, 2002 to $3.9 million for the nine months ended September 30, 2003. This decrease was due primarily to a reduction in salary and related expenses partially offset by an increase in professional fees for legal and accounting services.

Amortization of deferred stock compensation.    We amortized deferred compensation expense of $578,000 during the nine months ended September 30, 2002. This compensation expense related to options awarded to individuals in all operating expense categories. As of June 30, 2002, all existing deferred stock compensation balances had been fully amortized.

Interest income and other, net.    Interest income and other, net was $513,000 for the nine months ended September 30, 2002, as compared to interest income and other, net of $311,000 for the nine months ended September 30, 2003. The decrease in interest income and other, net was attributable primarily to a slight decrease in interest earned on our cash, cash equivalents and short-term investments as well as a decrease in interest earned on the repayment of notes receivables from officers. As of September 30, 2002, all notes receivables from officers had been fully repaid.

Income tax expense.    Income tax expense was zero for the nine months ended September 30, 2002, and $331,000 for the nine months ended September 30, 2003. This increase was due to income generated from operations. No provision for income taxes was recorded in the nine months ended September 30, 2002 due to a loss in the period and a history of operating losses in all prior periods. Given our limited operating history, our losses incurred to date and the difficulty in accurately forecasting our future results, we do not believe that the realization of the related deferred income tax asset meets the criteria required by generally accepted accounting principles. Therefore, we have recorded a 100% valuation allowance against the deferred income tax asset.

Years Ended December 31, 2000, 2001 and 2002

Revenue

For the years ended December 31, 2000, 2001 and 2002, ratable license revenue primarily from term licenses represented approximately 49%, 55% and 40% of total revenue, respectively.

Revenue from customers outside the United States accounted for approximately 15% of our total revenue in 2000, 19% of our total revenue in 2001 and 14% of our total revenue in 2002.

License fees.    License fees were $13.7 million in 2000, $22.5 million in 2001 and $31.3 million in 2002. License fees increased by approximately $8.8 million or 64%, in 2001 from 2000, and $8.7 million or 39%, in 2002 from 2001. These increases were primarily due to an increase in our licensing mix to more perpetual arrangements where typically more revenue is recognized in the period that the license arrangements are signed than as compared to term license arrangements, recognition of a full year of term-based license revenue in 2002 and 2001 from arrangements entered into in previous years and an expansion of our product offerings.

Services revenue.    Services revenue was $4.9 million in 2000, $7.9 million in 2001 and $9.9 million in 2002. Services revenue increased by approximately $3.0 million or 60%, in 2001 from 2000, and increased by approximately $2.0 million or 25%, in 2002 from 2001. These increases were due primarily to increased implementation, training and consulting services and maintenance revenue due to an increase in the total number of customers.

Cost of license fees

Cost of license revenue was $1.4 million in 2000, $621,000 in 2001 and $289,000 in 2002. Cost of license revenue decreased approximately $784,000 or 56%, in 2001 from 2000 and decreased approximately $332,000 or 53%, in 2002 from 2001. The decrease in cost of revenue in 2001 from 2000 was primarily due to a one time payment of $1.0 million to a third party in 2000 for source code license used in our software products. The decrease in cost of license revenue in 2002 from 2001 was primarily due to the decrease in the use of third-party software sold or embedded with our products. In 2000, 2001 and 2002, we incurred minimal shipping, packaging and documentation costs, as our product is typically delivered electronically over the Internet.

Cost of services

Cost of services was $5.9 million in 2000, $6.2 million in 2001 and $5.9 million in 2002. Cost of services increased approximately $324,000 or 5% in 2001 from 2000 and decreased approximately $351,000 or 6% in 2002 from 2001. The increase in cost of services revenue in 2001 from 2000 was primarily due to an increase in compensation costs and related overhead costs offset by a reduction in travel, consulting and recruiting expenses. The decrease in cost of services in 2002 from 2001 was due primarily to a decrease in travel costs and a decrease in the number of third-party consultants utilized offset by a slight increase in compensation costs and related overhead costs.

Amortization of purchased technology

Amortization of purchased technology was $1.2 million in 2000, $2.8 million in 2001 and $1.6 million in 2002. The increase in amortization of purchased technology in 2001 from 2000 was primarily due to a full year of amortization in 2001 of the purchased technology from our acquisition of source code and related intellectual rights from a third party in September 2000. The decrease in amortization of purchased technology in 2002 from 2001 was attributable to the balance of these intangible assets being fully amortized by September 2002.

Operating expense

Research and development.    Research and development expense was $10.9 million in 2000, $12.6 million in 2001 and $8.8 million in 2002. Research and development expense increased approximately $1.7 million or 16%, in 2001 from 2000 and decreased approximately $3.8 million or 30%, in 2002 from 2001. The increase in research and development expenses in 2001 from 2000 was primarily due to an increase in compensation costs, consulting expenses and related overhead costs for research and development personnel. The decrease in research and development expense in 2002 from 2001 was primarily due to a reduction in third-party consulting services and compensation costs due to lower research and development personnel headcount.

Sales and marketing.    Sales and marketing expense was $22.8 million in 2000, $27.5 million in 2001 and $22.5 million in 2002. Sales and marketing expense increased approximately $4.7 million, or 21%, in 2001 from 2000 and decreased by approximately $5.0 million, or 18%, in 2002 from 2001. The increase in sales and marketing expenses in 2001 from 2000 was due to an increase in compensation costs, the opening of new sales offices in the United States, Europe and Asia and commission expense associated with increased revenue in 2001. The decrease in sales and marketing expense in 2002 from 2001 was due to a number of factors including a reduction in compensation costs due to lower headcount, recruiting expenses, related overhead expense and promotional expenses, including public relations, advertising and trade shows, partially offset by a smaller increase in sales commission expense associated with higher revenues.

General and administrative.    General and administrative expense was $4.3 million in 2000, $6.1 million in 2001 and $5.6 million in 2002. General and administrative expense increased approximately $1.8 million, or 42%, in 2001 from 2000 and decreased approximately $494,000, or 8% in 2002 from 2001. The increase in general and administrative expenses in 2001 from 2000 was primarily because of an increase in compensation costs and from additional legal, accounting and other professional services costs incurred in connection with supporting business activities. The decrease in general and administrative expense in 2002 from 2001 was primarily due to a reduction in compensation costs due to lower headcount, reduced fees for outside legal and consulting services and reduced annual report costs.

Amortization of deferred compensation.    Deferred stock compensation represents the difference between the exercise price of options granted to employees and board of directors and the deemed fair value for financial statement reporting purposes of our common stock on their respective grant dates. Deferred stock compensation also includes the fair value of options and restricted stock granted to non-employees as determined using the Black Scholes model. We amortized deferred compensation expense related to employee and director option grants of approximately $10.8 million in 2000, $4.3 million in 2001 and $578,000 in 2002. We reduced deferred stock compensation by $4.3 million in 2000, $2.0 million in 2001 and $419,000 in 2002 to reflect the cancellation of unvested stock options. At December 31, 2002, the deferred compensation balance was fully amortized and therefore we do not anticipate future deferred compensation expense as a result of prior option grants.

In 2000, we recorded $501,000 of expense related to the amortization of deferred compensation for options to non-employees and the acceleration of vesting of certain restricted stock arrangements.

Interest income and other, net.    Interest income and other, net was $1.7 million in 2000, $1.6 million in 2001 and $640,000 in 2002. Interest income and other, net decreased approximately $140,000 or 8%, in 2001 from 2000 and decreased approximately $938,000 or 59%, in 2002 from 2001. These decreases in interest income and other, net in 2001 from 2000 and in 2002 from 2001 were primarily attributable to less interest income recorded due to lower cash, cash equivalents and short-term investment balances and to a lesser extent a lower rate of return on our invested cash balances.

Provision for income taxes.    The provision for income taxes in 2002 is related to foreign income and withholding taxes. In 2000, 2001 and 2002, we incurred net losses for U.S. federal and U.S. state tax purposes and have not recognized any tax benefit for these operating losses. As of December 31, 2002, we had federal and state net operating loss carryforwards of $46.5 million and $24.2 million, respectively. The net operating loss carryforwards expire on various dates beginning in 2005 through 2022. Given our limited operating history, our losses incurred to date and the difficulty in accurately forecasting our future results, we do not believe that the realization of the related deferred income tax asset meets the criteria required by generally accepted accounting principles. Therefore, we have recorded a 100% valuation allowance against the deferred income tax asset.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly results of operations data for the eight quarters ended September 30, 2003, as well as such data expressed as a percentage of our total revenue for the periods presented. The information in the table below should be read with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared this information on the same basis as the consolidated financial statements and the information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. You should not draw any conclusions about our future results from the results of operations for any particular quarter.

	Three Months Ended
	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 30, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003
	(in thousands, except share and per share amounts) (Unaudited)
Statements of Operations Data:
Revenue:
License fees	$6,537	$6,587	$6,999	$8,562	$9,112	$9,593	$9,647	$10,446
Services	1,941	2,178	2,467	2,551	2,704	2,401	2,964	3,086

Total revenue	8,478	8,765	9,466	11,113	11,816	11,994	12,611	13,532

Costs and expenses:
Cost of license fees	121	65	65	67	92	90	90	90
Cost of services	1,499	1,372	1,564	1,448	1,499	1,690	1,824	1,476
Amortization of purchased technology	598	598	598	385	—	—	—	—
Research and development	2,820	2,275	2,195	2,228	2,136	2,334	2,289	2,195
Sales and marketing	5,759	5,592	5,500	5,741	5,631	5,048	5,098	5,913
General and administrative	1,416	1,339	1,348	1,490	1,460	1,425	1,262	1,238
Amortization of deferred compensation	717	470	108	—	—	—	—	—

Total costs and expenses	12,930	11,711	11,378	11,359	10,818	10,587	10,563	10,912

Income (loss) from operations	(4,452)	(2,946)	(1,912)	(246)	998	1,407	2,048	2,620
Interest income and other, net	211	125	105	283	127	140	91	80

Income (loss) before income taxes	(4,241)	(2,821)	(1,807)	37	1,125	1,547	2,139	2,700
Income tax expense	—	—	—	—	(177)	(73)	(119)	(139)

Net income (loss)	$(4,241)	$(2,821)	$(1,807)	$37	$948	$1,474	$2,020	$2,561

Basic net income (loss) per share attributable to common stockholders	$(0.13)	$(0.09)	$(0.06)	$0.00	$0.03	$0.04	$0.06	$0.07

Shares used in computing basic net income (loss) per common share	31,637	32,003	32,318	32,643	32,975	33,306	33,628	34,173

Diluted net income (loss) per share attributable to common stockholders	$(0.13)	$(0.09)	$(0.06)	$0.00	$0.03	$0.04	$0.06	$0.07

Shares used in computing diluted net income (loss) per common share	31,637	32,003	32,318	34,074	34,749	34,532	35,793	37,918

	Three Months Ended
	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2002	June 30, 2003	Sept. 30, 2003
	(Unaudited)
Statements of Operations Data as a Percentage of Total Revenue:
Revenue:
License fees	77%	75%	74%	77%	77%	80%	76%	77%
Services	23	25	26	23	23	20	24	23

Total revenue	100	100	100	100	100	100	100	100

Costs and expenses:
Cost of license fees	1	1	1	1	1	1	1	1
Cost of services	18	16	17	13	13	14	14	11
Amortization of purchased technology	7	7	6	3	—	—	—	—
Research and development	33	26	23	20	18	19	18	16
Sales and marketing	68	64	58	52	48	42	40	44
General and administrative	17	15	14	13	12	12	10	9
Amortization of deferred compensation	8	5	1	—	—	—	—	—

Total costs and expenses	153	134	120	102	92	88	84	81

Income (loss) from operations	(53)	(34)	(20)	(2)	8	12	16	19
Interest income and other, net	2	2	1	2	1	1	1	1
Income (loss) before income taxes	(50)	(32)	(19)	0	10	13	17	20
Income tax expense	—	—	—	—	(1)	(1)	(1)	(1)

Net income (loss)	(50)%	(32)%	(19)%	0%	8%	12%	16%	19%

Liquidity and Capital Resources.

Since our incorporation in December 1997, we have financed our operations primarily through cash flows from operations, our initial public offering and, to a lesser extent, from the private placement of our preferred and common stock, bank borrowings and capital equipment lease financing.

Operating Activities

Net cash used in operating activities was $16.5 million in 2000 and $24.2 million in 2001 and net cash generated by operating activities was $5.0 million in 2002. Amounts included in net loss, which do not require the use of cash, including the depreciation and amortization of fixed assets, amortization of deferred stock compensation and amortization of purchased intangibles, amounted to $13.4 million in 2000, $9.5 million in 2001 and $4.2 million in 2002. Net cash generated by operating activities during 2002 was also the result of a decrease in accounts receivable, net of $4.8 million, a decrease in prepaids and other current assets of $1.3 million and an increase in deferred revenue of $788,000, offset by a net loss of $3.6 million, a decrease in accounts payable of $1.2 million and a decrease in other accrued liabilities of $1.0 million.

Net cash generated by operating activities was $2.6 million and $5.7 million for the nine months ended September 30, 2002 and 2003, respectively. Amounts included in net income (loss), which do not require the use of cash, including the depreciation and amortization of fixed assets, amortization of deferred stock compensation and amortization of purchased intangibles, amounted to $3.7 million and $1.1 million for the nine months ended September 30, 2002 and 2003, respectively. Net cash generated by operating activities for the nine months ended September 30, 2002 was also the result of an increase of $5.3 million in deferred revenue and a decrease in prepaids and other current assets of $892,000, offset by a net loss of $4.6 million and an increase in accounts receivable, net of $1.8 million. Net cash generated by operating activities for the nine months ended September 30, 2003 was primarily the result of net income of $6.1 million and an increase of $5.8 million in deferred revenue offset by an increase of $6.5 million in accounts receivable, net and $405,000 in prepaids and other current assets and a decrease of $190,000 in accrued compensation and $196,000 in other accrued liabilities.

Investing Activities

Net cash used in investing activities was $35.8 million in 2000, net cash generated by investing activities was $28.8 million in 2001 and net cash used in investing activities was $7.2 million in 2002. Net cash used in investing activities in 2000, was primarily due to the purchase of $45.2 million in short-term investments and to a lesser extent the purchase of $1.7 million in property and equipment and $2.8 million of purchases of technology offset by the sale and maturity of $13.9 million in short-term investments. Net cash generated by investing activities in 2001, was primarily due to the sale and maturity of $65.4 million in short-term investments offset by the purchase of $34.2 million in short-term investments and to a lesser extent the purchase of $1.9 million in property and equipment and $613,000 of purchases of technology. Net cash used in investing activities in 2002, was primarily due to the purchase of $25.5 million in short-term investments and to a lesser extent the purchase of $1.4 million in property and equipment and $714,000 of purchases of technology offset by the sale and maturity of $20.4 million in short-term investments.

Net cash used in investing activities was $5.7 million and $9.6 million for the nine months ended September 30, 2002 and 2003, respectively. Net cash used in investing activities for the nine months ended September 30, 2002, resulted from the purchase of $14.0 million in short-term investments and $1.2 million in property and equipment offset by the sale and maturity of $10.0 million in short-term investments. Net cash used in investing activities for the nine months ended September 30, 2003, was due primarily to the purchase of $25.3 million in short-term investments offset by the sale and maturity of $16.6 million in short-term investments.

Financing Activities

Net cash generated by financing activities was $60.1 million in 2000, $1.3 million in 2001 and $1.5 million for 2002. In 2000, net cash generated by financing activities was primarily attributable to $61.8 million from the issuance of our common stock in our initial public offering in July 2000 and to a lesser extent the exercise of employee stock options. In 2001, net cash generated by financing activities was primarily attributable to the purchase of common stock under the employee stock purchase plan and to a lesser extent the repayment of notes receivable from stockholders. In 2002, net cash generated by financing activities was attributable primarily to the repayment of notes receivable from stockholders and to a lesser extent the purchase of common stock under the employee stock purchase plan and the exercise of employee stock options offset by principal repayments under capital lease obligations.

Net cash generated by financing activities was $1.4 million and $2.0 million for the nine months ended September 30, 2002 and 2003, respectively. For the nine months ended September 30, 2002, cash provided by financing activities was attributable primarily to net proceeds from the repayment of notes receivable from stockholders and a lesser extent the purchase of common stock under the employee stock purchase plan offset by principal repayments under capital lease obligations. For the nine months ended September 30, 2003, net cash provided by financing activities was primarily attributable to net proceeds of $2.5 million from the purchase of common stock under the employee stock purchase plan and the exercise of employee stock options offset by the repayment of $530,000 in principal payments under capital lease obligations.

Commitments

At September 30, 2003, our principal commitments consisted of obligations outstanding under operating leases. The following summarizes our contractual obligations as of September 30, 2003 and the effect these contractual obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due By Period (in thousands)
	<1 Year	1-3 Years	4-5 Years	>5 Years	Total
Operating Leases	$644	$829	$22	$—	$1,495

Total	$644	$829	$22	$—	$1,495

Working Capital and Capital Expenditure Requirements

At September 30, 2003, we had stockholders’ equity of $31.9 million and working capital of $32.8 million. Included as a reduction to working capital is deferred revenue of $18.2 million, which will not require dollar for dollar of cash to settle, but will be recognized as revenue in the future. We believe that our existing cash balances will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

If we require additional capital resources to grow our business internally or to acquire complementary technologies and businesses at any time in the future, we may seek to sell additional equity or debt securities. The sale of additional equity or debt securities could result in more dilution to our stockholders. Financing arrangements may not be available to us, or may not be available in amounts or on terms acceptable to us.

Qualitative and Quantitative Disclosures about Market Risk

We develop products in the United States and market and sell in North America, South America, Asia and Europe. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most sales are currently made in United States dollars, a strengthening of the dollar could make our products less competitive in foreign markets.

Our interest income is sensitive to changes in the general level of United States interest rates. However, due to the nature of our cash equivalents and short-term investments, we have concluded that there is not material market risk exposure.

Our investment policy requires us to invest funds in excess of operating requirements in:

•	obligations of the United States government and its agencies;

•	securities of United States corporations rated A1 or the equivalent for short-term ratings and A2 or the equivalent for long-term ratings by Standard and Poors or the Moody’s equivalent; and

•	money market funds or deposits issued or guaranteed by United States and non-United States commercial banks, meeting credit rating and net worth requirements with maturities of less than 18 months.

At September 30, 2003, our cash and cash equivalents consisted primarily of money market funds held by large institutions in the United States and our short-term investments were primarily invested in government debt securities, corporate bonds and auction backed securities maturing or resetting in less than 18 months.

Recent Accounting Pronouncements

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities.” FIN 46 requires us to consolidate a variable interest entity if we are subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. SupportSoft does not currently have any interests in variable interest entities and, accordingly, our adoption of FIN 46 has not had any impact on our historical financial position, results of operations or cash flows.

On December 31, 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” This statement amends SFAS 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that statement to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, this statement amends APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure about those effects in interim financial statements. The amendment of the transition and annual disclosure requirements of SFAS 123 are effective for fiscal years ending after December 15, 2002. The amendment of the disclosure requirements of APB Opinion No. 28 is effective for financial reports containing condensed consolidated financial statements for interim periods beginning after December 15, 2002. Because we have not changed to the fair value based method of accounting for stock-based employee compensation, the transition provisions of SFAS 148 have not had a significant impact on our financial position, results of operations or cash flows. The required amended annual disclosures are included in Notes 1 and 5 of these consolidated financial statements and our future interim financial statements will include appropriate disclosure information.

In November 2002, the FASB issued Financial Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of this interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Our adoption of FIN 45 has not had any impact on our historical financial position, results of operations or cash flows.

In July 2002, the FASB approved SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses the financial accounting and reporting for obligations associated with an exit activity, including restructuring, or with a disposal of long-lived assets. Exit activities include, but are not limited to, eliminating or reducing product lines, terminating employees and contracts and relocating plant facilities or personnel. SFAS No. 146 specifies that a company will record a liability for a cost associated with an exit or disposal activity only when that liability is incurred and can be measured at fair value. Therefore, commitment to an exit plan or a plan of disposal expresses only management’s intended future actions and, therefore, does not meet the requirement for recognizing a liability and the related expense. SFAS No. 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. The adoption of SFAS No. 146 did not have a material effect on our historical financial position or results of operations.

BUSINESS

Overview

We are a leading provider of support and service management software designed to accelerate and automate enterprise technical support, customer service and IT infrastructure management. We refer to this as real-time service management software. Our software solutions are utilized by enterprises to service customers, partners or employees either directly or as part of an outsourced solution from managed service providers, and by consumers and businesses through digital service providers. We believe that our real-time service management software, including its self-healing and mass-healing capabilities that preemptively diagnose and resolve software problems, allows organizations to keep up with the growing complexity and cost of IT infrastructure and related support and service problems. Organizations can benefit from our software by reducing costs and improving productivity and customer satisfaction by keeping key software and technology-based services operating and accessible on devices when using the Internet, or cable, wireless and wireline networks.

Our software suites and component products offer organizations automated alternatives to phone support or on-site visits by technical professionals. These traditional approaches are typically labor intensive, time consuming and costly methods of resolving support, service and IT infrastructure management problems. Organizations can utilize our software to help preempt, respond to and resolve support problems for their employees or customer networks. IT departments can use our software to proactively address technical problems before they occur, to respond more effectively to their employees when problems do occur through our self-healing and mass-healing capabilities, to enable knowledge-based self-service and to help the ongoing management of their technical resources and computing assets through automated discovery and management functionality. Similarly, broadband and other digital service providers utilize our software throughout their customer network to help acquire subscribers through automated installation and self-provisioning of services, retain subscriber loyalty via enhanced technical support and grow their business relationship with subscribers over time through automated provisioning of new added-value services such as home networking.

Enterprises that have purchased our products and services include: ADP, Inc., Bank of America Corporation, Cisco Systems, Inc., IBM Corporation, The Procter & Gamble Company, Siebel Systems, Inc., Sony Electronics, Inc. and Thomson Financial Inc.; managed service providers that have purchased our products to provide outsourced services to enterprises include: Accenture Limited, Affiliated Computer Services, Inc., CompuCom Systems, Inc., Computer Sciences Corporation, IBM Global Services and Perot Systems Corporation; and digital service providers incorporating our software into their service offerings include: Adelphia Communications Corporation, BellSouth Corporation, Charter Communications, Inc., Comcast Corporation, Cox Communications, Inc., SBC Communications, Inc., TeliaSonera, AB and Time Warner Cable.

Industry Background

Technology has become a critical and fundamental element of business operations. The proliferation of technologies throughout an organization’s business network includes personal computers and mobile devices, as well as customer-, supplier- and consumer-oriented technologies such as sales kiosks and digital service and supplier networks. We believe that organizations depend on the reliability and accessibility of their IT infrastructure to compete successfully. Given this dependence, organizations face increasing costs and challenges related to managing these complex, distributed and diverse technology environments. In addition, as the Internet and Internet-based networks become a primary medium of business activity, organizations must be able to respond rapidly and proactively to business challenges related to their IT infrastructure. Traditional approaches to resolving support and service issues and managing IT infrastructure have proven to be inefficient and difficult to scale in meeting the requirements of consumers and business users. We believe a real-time service management platform allows organizations to keep up with the growing complexity and cost of IT infrastructure and related support and service problems.

Enterprises

IT support and service departments of enterprises are tasked with supporting employees’ needs within a complex infrastructure consisting of multiple networks, operating systems and devices with remote access alternatives. In addition to maintaining uptime of the IT environment, the often resource-constrained departments must manage ongoing modifications to the IT environment through configurations, upgrades, migrations and provisioning of IT assets. As enterprises extend technology-based service offerings to customers, enterprise IT professionals will have the additional burden of servicing and supporting primary, customer facing business activities thereby increasing the cost of failure of poorly performing enterprise technology infrastructure. International Data Corporation, or IDC, an independent research firm, estimates that enterprises spent $4.0 billion on customer service and support, and PC and device management software during 2002, and projects that this spending will increase to $6.1 billion by 2006, representing a compound annual growth rate of 11%.

Given the reliance on IT for internal and external activities, enterprises have sought ways to more effectively and efficiently manage IT resources, prevent and address resource failure, provide technical support and service, accelerate installation of additional IT resources and support end user activities. Traditional approaches to addressing these challenges included reliance upon heavily staffed internal IT help desks and call centers, on-site support professionals and third-party vendor support. These approaches to meeting technical support and service needs have generally proven to be ineffective for enterprises given their costly and time-intensive nature and the difficulty to scale across expanding and distributed business networks. Gartner, Inc., an independent research firm, estimates that service and support costs account for 71% to 77% of the total cost of ownership for an enterprise’s desktop or notebook computer.

We provide enterprises with a full spectrum of automated capabilities, including self-healing and mass-healing, that enable them to support and service their customers, partners and employees and manage their overall IT infrastructure more effectively. Our support and service capabilities are available to enterprises directly or through outsourced relationships with managed service providers. Enterprises that utilize our solutions can improve end user productivity and reduce technology support and service costs by reducing manual interventions, duplicative processes, technology downtime and more efficiently managing IT resources.

Digital Service Providers

The increasing availability of broadband delivery options and value-added services such as home networking, video on demand, or VoD, and voice over Internet protocol, or VoIP, are driving broadband subscriber growth. RHK, an independent research firm, estimates that the number of worldwide broadband access subscribers was 63 million in 2002, and projects that the number of subscribers will grow to 227 million by 2007, representing a compound annual growth rate of 29%. A broad range of digital service providers including cable companies, wireless and wireline network operators and device manufacturers have invested heavily across the globe to address and profit from the growing demand. Individual service providers continue to seek solutions that enable them to increase profitability per digital subscriber and overall return on investment. We believe that the ability to address the growing number of subscriber technical support and service issues are critical to successfully acquiring new subscribers, reducing subscriber turnover, introducing new services and increasing overall customer satisfaction.

Challenging support and service issues emerge at the outset of a potential subscriber’s decision to purchase a broadband service and stem from the often time-consuming and difficult installation process. The challenges typically continue through resolving difficulties related to properly accessing broadband or digital services due to the need to address complex technical issues such as clearing a browser cache or configuring a number of interconnected network devices. In the past, resolution of these issues has typically involved an inconvenient or difficult to schedule on-site visit or phone support from call center personnel with limited knowledge of subscriber difficulties who often are not able to properly diagnose and resolve users’ problems.

We provide digital subscribers with a range of automated and intuitive self-install capabilities that facilitate use of new and existing service provider offerings. We also allow users to manage service offerings post-installation through self-service capabilities that enable subscribers to resolve technical service issues without requiring contact with technical service professionals. Service providers that provide our automation software to end users benefit from increased user satisfaction and profitability that stems from reducing delays in subscriber access of new and existing services, reducing costs of subscriber support and service and enhancing the overall user experience.

We believe that there is a significant opportunity to help enterprises and digital service providers automate their technical support, customer service and IT infrastructure management processes. Our real-time service management software can help these organizations avoid and resolve problems quickly and cost effectively, while improving productivity and user satisfaction.

Strategy

Our objective is to be the global leader of real-time service management software for enterprises and digital service providers. Key elements of our strategy include:

Extend our Support and Service Automation Leadership

We intend to extend our leadership position with our core products in customer service automation and enterprise technical support to IT infrastructure management to offer our customers a more comprehensive real-time service management platform. This includes extending our self-healing and mass-healing capabilities. In the enterprise market, we intend to deepen our presence based on our experience in technical support to provide a broader IT infrastructure management solution. In the digital service providers market, we intend to expand into related applications and enhanced digital services, including VoD, VoIP and next generation consumer applications such as digital media and video games. We intend to continue to offer our customers the flexibility to purchase and use our software in a variety of ways, including on an outsourced basis from managed service providers, embedded in computing devices from original equipment manufacturers, through a hosted delivery model or directly from us. By providing a comprehensive, real-time service management platform, we enable our enterprise and digital service provider customers to preempt, resolve and respond faster and more efficiently to service and support issues related to IT systems, wireline and wireless networks, personal computers, servers, mobile devices and software applications.

Maintain and Enhance Technology Leadership Position

We intend to continue to devote significant resources to technology development in order to introduce new suites and component products. Our products are designed to provide self-healing and mass-healing capabilities, manage and resolve difficult technical service and support problems across a variety of devices, including personal computers, servers and mobile devices. As Internet access and digital media expand through increasing adoption of new technologies, we intend to continue to invest significant resources in developing technologies that enhance the personalization, automation and overall effectiveness of our product offerings to meet requirements of next generation devices and technology. We intend to continue to foster an environment to obtain feedback from our customers through our customer advisory councils to provide us with valuable customer insights that we can integrate into future generations of our products.

Expand International Presence

We currently derive a substantial majority of our sales from our North American operations. We believe there is a significant opportunity to increase penetration of our products and services outside of North America. Currently, we have international offices in Australia, Germany, India, Japan, Singapore and the United Kingdom. We intend to further expand our sales, including direct and indirect channels, marketing and support efforts in Asia, Europe and India. For example, we believe the European digital service provider and enterprise markets represent key growth opportunities for us.

Expand Relationships with Managed Service Providers

We have developed relationships with key managed service providers to address growing customer demand for outsourced IT services. Enterprises are increasingly outsourcing a growing portion of their IT responsibility to managed service providers such as CSC and IBM Global Services. Managed service providers use our software to differentiate their outsourced IT management solutions and enable us to expand our reach to potential customers. We intend to enhance our current relationships and develop new relationships with managed service providers and to devote additional resources to sales, support and research and development in support of this effort.

Pursue Strategic Acquisitions

We believe that acquisitions of complementary technologies may allow us to expand our product offerings, augment our distribution channels and expand our market opportunities or broaden our customer base. We have acquired technology in the past to expand our product offerings and may in the future evaluate and pursue similar opportunities.

Products

Our software products enable enterprises and digital service providers to automate the delivery and management of technical service and support. Our real-time service management products automate the traditionally manual operations of technical support, customer service and IT infrastructure management. Our software provides self-healing capabilities by recognizing, diagnosing and resolving potential problems prior to an impact on the user either with or without user involvement or the user requesting assistance. Our software products have been architected and are built on a common software platform. This platform, based on a set of patented technologies, serves as the foundation for SupportSoft’s software products.

We sell our software to enterprises and digital service providers as comprehensive suites and as component products. Our comprehensive suites offer customers integrated solutions to address a broad range of service and support issues, whereas our component solutions enable customers to address specific pain points.

The following diagram illustrates the enterprise technical support, customer service automation and IT infrastructure functions that our customers use our products to address:

SupportSoft Suites

We have three comprehensive software suites, Resolution Suite, Service Automation Suite—Broadband and Knowledge Center Suite, to address the unique needs of different market requirements. We also intend to release a fourth suite by the end of 2003, which will be known as Service Automation Suite—Video.

Resolution Suite.    Resolution Suite is our principal product offering for corporate enterprises interested in providing support automation to their employees. Resolution Suite enables organizations to reduce support costs and increase user productivity by automating the support of employees and devices through self-healing and mass-healing capabilities. Resolution Suite can decrease the volume of calls that a help desk receives, increase call resolution rates, minimize issue escalations and prevent costly desk-side visits by IT professionals.

Resolution Suite works across a wide range of software applications, hardware platforms and mobile devices. The suite utilizes the User Center and Support Center application modules, which are described in detail in “Technology.” Furthermore, Resolution Suite is not dependent on preloaded software or agents on the end-user’s machine, and consequently it can be deployed via browser plug-ins that are downloaded when the end-user first requests support.

Service Automation Suite—Broadband.    Service Automation Suite—Broadband has been designed to address the unique needs of broadband service providers, whether the broadband delivery is via digital subscriber line, or DSL, or cable. It is a fully integrated, comprehensive solution designed to automate all aspects of subscriber assistance, from connection through the ongoing support during the customer lifecycle. Service Automation Suite—Broadband can decrease the volume of calls that a service provider receives, increase call resolution rates and minimize issue escalations and prevent expensive customer visits, or truck rolls.

Service Automation Suite—Broadband has been developed using SupportSoft’s core support automation infrastructure. The suite utilizes the User Center and Support Center application modules, which are described in detail in “Technology. ” Service Automation Suite—Broadband is not dependent on preloaded software or agents on the subscriber’s machine, and consequently it can be deployed via browser plug-ins that are downloaded when the subscriber first requests support.

Service Automation Suite—Video.    Service Automation Suite—Video is designed to expand our product offerings to the digital service providers market. We expect to release the new suite by the end of 2003. We have announced an alliance with Scientific-Atlanta’s SciCare Broadband Services to bring this product to market. We expect that this new suite will offer many of the same benefits as our existing Service Automation Suite—Broadband, except that it will be targeted at the digital video market.

Knowledge Center Suite.    Knowledge Center Suite is a knowledge automation solution that provides web-based access to an organization’s various knowledge bases to enable users and support analysts to help themselves. The Knowledge Center Suite allows employees, customers, partners and support professionals to gain self-service knowledge access through a natural language search engine that can provide them with precise answers to their questions based on a personal profile of their software or hardware characteristics. Support professionals can gain more advanced personalized access to a company’s various repositories of information to assist in resolving their own problems or those of other users. This support resource can reduce the number of phone calls and other manual processes typically associated with knowledge retrieval.

Knowledge Center Suite is designed to allow an organization’s support professionals to easily and rapidly author new content with powerful but easy-to-use personalization. Knowledge Center Suite also includes reporting capabilities that track the effectiveness of the content, allowing service and support professionals to update ineffective answers within their knowledge base, so that only precise answers are readily available to questions posed by requestors.

SupportSoft Component Products

In addition to our software suites, we provide component software products that can be purchased individually or in combination with our other offerings. These products are generally available at lower price points than a comprehensive software suite and address specific needs for enterprises and digital service providers. Our component products are designed to work together easily.

Auto Discovery and Metering.    Auto Discovery and Metering is a component product designed to discover detailed information about an organization’s personal computing software and hardware. It can remotely and automatically gather hundreds of details about a computing device, populate a central database with information about user devices and report on what is being used, by whom and how often. As a result, the product allows organizations to manage personal computing resources, monitor the utilization of their software applications and determine whether such use is in compliance with applicable licenses. Using the product’s reporting feature, organizations can determine when they should re-deploy software licenses for optimum usage, remove unlicensed software from users’ machines and better allocate hardware to individuals or departments. The information generated from the software can help an organization cost effectively manage its technology assets through more efficient deployment and higher license utilization.

RemoteAssist.    RemoteAssist is a component product designed to enable IT support analysts to remotely take control of a user’s Microsoft Windows computing system, with the user’s permission, to speed problem resolution. By remotely managing and controlling a device, a support analyst can diagnose problems in detail, including whether the problem is at the application, hardware or operating system level, determine the necessary action to resolve the problem and implement the resolution. No complex software installation or re-boot of the computer is required and a complete audit trail of all remote sessions is retained to expedite resolution should the problem be encountered again.

SmartAccess.    SmartAccess is a component product designed to provide digital service providers with the capabilities to automatically determine if a subscriber’s computing system is adequately qualified for a broadband connection and, if so, enables self-installation and activation of high-speed Internet services. Once connected, SmartAccess also allows subscribers to easily order, install and configure additional value-added services such as home networking. SmartAccess complements the functionality of the Service Automation Suite  —Broadband.

HomeNet.    HomeNet is a component product designed to offer digital service providers a wide range of capabilities to streamline the entire home networking process for broadband subscribers including installation, configuration and ongoing support.

LiveAssist.    We are introducing LiveAssist, a component product designed to provide high-volume call center organizations and IT help desks with the ability to service online customers with a scalable, interactive chat solution.

Technology

Our technology consists of a software platform, application modules and core intellectual property. Our technology is designed to enable our suites and component products to be extended and easily adapt to and integrate with varying environments.

Real-Time Service Management Platform

Real-Time Service Management Platform, formerly called our Problem Resolution Platform, is the foundation upon which all of our other modular products and suites are installed and operated. Real-Time Service Management Platform provides a single point of integration for all of our suites and component products.

The platform supports a high degree of scalability using industry standard web server infrastructure and supports datacenter practices such as load balancing, clustering and data partitioning. Our products are web-based and cross-platform and provide similar functionality on a variety of web servers, application servers, operating systems and databases. The architecture has been used in implementations that have scaled beyond one million devices.

Real-Time Service Management Platform includes common services that are shared by many of our products, allowing for faster product development, more flexible behavior and consistent usability. Common services include user and group management, security, user interface navigation, database access, XML handling, reporting and integration.

The platform provides web interface frameworks designed to house component functionality for users, support professionals, system administrators and authors. These interfaces are designed to allow personalized, securable views depending on which component products are installed. The user and group management services provide for internal management as well as integration with various user directory standards systems such as Active Directory and lightweight directory access protocol, or LDAP. In normal practice, installation of new products would enable additional capabilities within one or more interfaces.

The database access is centralized within the platform to provide a common interface to the supported Microsoft, Oracle and IBM databases. The reporting services provide a common structure for authoring reports and a hierarchy for report organization as additional products are installed. Numerous integration points are provided by the platform to exchange incident information, leverage existing directories for security and group management and retrieve additional content.

Standards.    Real-Time Service Management Platform and products built upon it utilize many open standards to facilitate their development, implementation and use, including standards for communication between systems, data storage, transfer, reporting, integration and user interface abstraction, as well as development standards. In addition, our products leverage many platform and language specific standards. For the customizable portions of our software, we use widely accepted development standards in order make customization simpler.

Application Modules

User Center.    User Center provides users with self-healing and automated self-service capabilities to resolve problems and questions that would otherwise require a call to the contact center or help desk. User Center acts as the user’s personalized, context-sensitive support assistant, identifying and automatically solving problems before they cause users to experience problems. User Center provides a single source of information for addressing software and system malfunctions and responding to users’ queries.

Support Center.    Support Center provides a centralized support infrastructure and software components for analysts to provide remote assisted service, enterprise-wide problem resolution and administration of the overall support environment. Support Center provides support analysts with the ability to deliver context-sensitive diagnosis and resolution of user problems.

Support Center is designed to enable the support organization to identify and solve problems for a large number of users across the organization before user productivity becomes impaired, which we refer to as mass healing. The administration capabilities of the Support Center provide centralized user management, usage and status reporting, storage maintenance, security administration and instructions for the Center. The Support Center manages characteristics and privileges for users and support analysts and reports on support activities. The Support Center is designed to provide customizable levels of privileges for users and support analysts and records support activities.

Web Administrator.    Web Administrator is designed to provide a centralized web interface for management of the entire system. Our modular architecture is used to provide varying levels of control to different administrators while still housing all of the administration features in one place. The administration capabilities of the Web Administrator include common platform services such as security, reporting and user management as well as product specific administration.

Content Center.    Content Center is designed to provide an authoring environment with content versioning, security and workflow. As products are installed, new types of content and additional tools may become available including an integrated development environment for automated solutions that leverages multiple scripting languages, debugging and context-sensitive help.

Complementary Technologies

We work closely with our customers to understand how our alliances can provide the greatest benefit, whether it be for ease of integration with legacy applications, a complement to existing user support applications or to leverage a fully developed knowledge base. Through this customer dialogue, we have integrated with a variety of call tracking systems, including Amdocs (formerly Clarify), Peregrine, PeopleSoft and BMC’s Remedy. We have also worked with M-Tech, Qarbon and RightAnswers to provide additional depth and content to current functionality.

Core Intellectual Property

Our core intellectual property is fundamental to our platform and product offering. We have six patents related to our SmartIssue, DNA Probe and Software Vault technologies and three additional patents pending. The following is a summary of our core intellectual property:

SmartIssue Technology.    Our patented SmartIssue technology is designed to automatically collect relevant information about a user, system and problem. This information is delivered to the support professional only upon the user’s consent. Based on this information, SmartIssue technology is designed to automatically and intelligently connect users to the support tools, personnel and communication channels that best address the support issue.

SmartResult System.    The SmartResult system combines SmartIssue information with advanced search technology to automate problem resolution for how-to questions to help deliver the best, most precise answer to an inquiry. The SmartResult system can target users based upon defined characteristics such as which department the user is in, whether the user is a mobile user or whether the user speaks a foreign language.

DNA Probe.    Our patented DNA Probe can provide detailed data about users, their system and their software. DNA Probe technology is designed to automatically identify the characteristics of each user’s software applications and operating system components and tracks them over time. This personalized data can be used to filter through large amounts of information, compare historical data and highlight potential fundamental causes of problems. For example, DNA Probe technology automatically identifies all of the network settings for each individual user, including the network address, machine name, Internet configuration and the specific drivers for their network card. DNA Probe can learn about an individual computing environment to efficiently provide a user with personalized support solutions.

SupportAction.    SupportAction is a custom packaged support solution, or active content, that is designed to enable the automation of common support requirements, such as solving problems or answering questions. Support analysts create a SupportAction using a point-and-click interface. Support organizations can program existing applications, commands and content into a SupportAction to turn static information into automated knowledge. For example, the support organization could integrate a diagnostic program into a SupportAction so that the user can automatically perform the steps described by the diagnostics program. A SupportAction can accommodate many scripting languages and a wide range of content.

DNA Infrastructure.    DNA Infrastructure provides a common mechanism for the distribution and application of changes to one or more devices. This infrastructure is used across our products so that changes made to a user’s device are consistent, reversible and recorded. Repair to a user’s device, comparison of one device to another, installation, modification and distribution can all be achieved using our DNA Infrastructure. Support solutions are easier to develop with this infrastructure because steps that are done manually are potentially error-prone and are replaced by automatic and consistent mechanisms. DNA Infrastructure facilitates rapid development and can reduce the cost of on-going maintenance.

Nexus.    Nexus acts as an intermediary that enables our products to communicate if a firewall or other device prevents direct communication or if direct communication is unreliable or impossible. Our products communicate directly with each other using secure protocols, even through firewalls and other network components often restrict direct communication across the Internet.

Software Vaults.    Software Vault is designed to provide efficient and redundant storage, retrieval and management of support content. Files and programs for supported applications, operating system components and all SupportActions are stored in the Software Vault. Once a user’s problem is diagnosed, the solution in the form of files, programs and other information, is delivered to the user from the Software Vault.

Sales and Distribution

We sell our software directly to enterprises, managed service providers and digital service providers and indirectly through distribution alliances. Currently, we manage regional sales resources in the United States, Canada, the United Kingdom, Germany, Singapore, Australia and Japan.

We have established reseller relationships that deliver our solutions to multiple markets. We believe these relationships allow us to benefit from their marketing and lead generation capabilities, and are intended to increase geographic sales coverage and to address other market opportunities. These relationships are complementary to our direct sales effort.

Customers

Our support and service automation software is utilized by Global 2000 enterprise customers, managed service providers, broadband and digital services providers and other organizations.

Customers with revenue or orders of $100,000 or greater during 2002 and 2003 include:

Enterprises and Managed Service Providers	Digital Service Providers

3M Company

Accenture Limited

Affiliated Computer Services, Inc.

ADP, Inc.

Automated Systems (HK) Limited

Assurant Group

Bank of America Corporation

Belgacom, NV

British Telecommunications plc

Cap Gemini Ernst & Young UK plc

Cisco Systems, Inc.

CompuCom Systems, Inc.

Computer Sciences Corporation

Delta Air Lines, Inc.

Dimension Data Network Services Ltd.

Fujitsu Siemens Computers GmbH

General Electric Company

Health Care Services Corp. of America

IBM Corporation

NEC Corporation

Perot Systems Corporation

The Procter & Gamble Company

RWE Systems, AG

Schlumberger Omnes, Inc.

Siebel Systems, Inc.

Sony Electronics, Inc.

Telewest Communications, PLC

Thomson Financial Inc.

Adelphia Communications Corporation BellSouth Corporation Charter Communications, Inc. Comcast Corporation Cox Communications, Inc. SBC Communications, Inc. TeliaSonera, AB Time Warner Cable

Alliances

We establish software and hardware alliances to ensure that our support and service automation software can be integrated with the software and hardware technology infrastructure of our customers. We engage in alliances that we believe can enhance our solution or can assist customers in gaining more return on their investment from our software. We have existing alliances with software and hardware vendors such as IBM Corporation, Siebel Systems, Inc. and Sony Electronics, Inc. For example, we have entered into an alliance with Siebel Systems, Inc., which has licensed our software for incorporation in its Employee Relationship Management, or ERM, software product for resale to its customers.

We have formed relationships with managed service providers that represent both a key customer base and a strategic delivery option for our products. We have developed relationships with key managed service providers, including Accenture Limited, Affiliated Computer Services, Inc., Automated Systems (HK) Limited, Cap Gemini Ernst & Young UK plc, CompuCom Systems, Inc., Computer Sciences Corporation, IBM Global Services and Perot Systems Corporation, to address growing customer demand for outsourced IT management services. Managed service providers seek ways to provide new value and increase service levels to current and prospective customers. Our software can help managed service providers differentiate their IT solutions by improving customer satisfaction and reducing the time and expense to resolve technical problems for a customer’s software applications. In addition, managed service providers enable us to reach a segment of the market that would otherwise be difficult for us to address.

We have formed a relationship with Scientific-Atlanta’s SciCare Broadband Services to develop the Service Automation Suite—Video. We believe this alliance will allow us to develop products that cable providers can use to reduce costs and offer better service to their customers.

Global Services

Our Global Services organization provides professional service offerings to our customers ranging from architectural design to ongoing support. Our Global Services group provides solutions for our customers that can be used across all or parts of their organizations. Its capabilities are principally divided into five areas:

•	Implementation. Provides architectural design, transformation, product integration and deployment services.

•	Education. Trains customers and those parties with whom we have alliances in the design, implementation and use of our products.

•	Technical Support. Responds to design, feature, implementation and deployment questions.

•	Customer Care. Provides ongoing assistance to optimize customer communication and feedback for smooth technology deployment, including using our own software to provide an Internet support portal, entitled ExpertExchange, as well as regular user group forums by which customers can assist each other in discussing product issues and opportunities.

•	Strategic Services. Educates customers on “best practices” for supporting and servicing users and encouraging users to move from traditional support processes, such as a phone call to the help desk, to an automated approach, in order to accelerate the customer’s return on investment.

Under our standard maintenance contract, our customers receive generally available upgrades, corrections, enhancements and updates to the products they have licensed.

Research and Development

We devote a substantial portion of our resources to developing new and enhanced versions of our support and service automation software, conducting product testing and quality assurance testing and improving our core technologies. Fundamental to our research and development strategy are rapid product develop cycles, continuous improvement and customer feedback. We believe that customers serve as an extension of our research and development process by providing us with valuable feedback from their hands-on usage to assist with our product improvements, implementation services and new market opportunities and strategy. We have created a customer advisory council with a representative sample of our customers to formalize this input.

Our research and development expenditures were approximately $6.8 million for the nine months ended September 2003, $8.8 million in 2002, $12.6 million in 2001 and $10.9 million in 2000. We expect to continue to devote significant resources to research and development for the foreseeable future.

Intellectual Property

Patents

We have six patents in the general areas of automated discovery of dynamic configurations, our SmartIssue technology and our software vault technology. We have three patent applications pending in the United States, and we may seek additional patents in the future. We do not know if our patent applications or any future patent application will result in a patent being issued with the scope of the claims we seek, if at all. Also, we do not know whether any patents we have or may receive will be challenged or invalidated. It is difficult to monitor unauthorized use of technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States, and our competitors may independently develop technology similar to ours.

Copyright, Trademark and other Proprietary Rights

Our trademarks and service marks include SupportSoft and related designs, Support.com and related designs, the “support man” logo, ContextResponse Technology, DNA, DNA Probe, HomeNet, LiveAssist, Nexus, RapidReset, Resolution Suite, Resolution Suite Integration Toolkit, Satisfaction Suite, SmartAccess, SmartIssue, SmartResult, SupportAction and SupportTrigger. We claim common law rights for other marks. Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. We rely on a combination of copyright, trade secret, trademark and contractual protection to establish and protect our proprietary rights that are not protected by patent. We also enter into confidentiality agreements with our employees and consultants involved in product development. We routinely require our employees, customers and potential business partners to enter into confidentiality agreements before we will disclose any sensitive aspects of our business. Also, we require employees to agree to surrender to us any proprietary information, inventions or other intellectual property they generate or come to possess while employed by us. These precautions may not prevent misappropriation or infringement of our intellectual property.

Competition

We compete in markets that are highly competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. Although we do not believe there is one principal competitor in the market for all aspects of our support and service automation solutions for the enterprise and digital service provider markets, we do compete with a number of companies in the market for automated delivery of support and service and other vendors who may offer products or services with features that compete with specific elements of our suite solutions or with our component products.

Software companies we encounter in competitive situations include a broad range of public and private companies. Our principal competition comes from public companies such as Altiris, Inc., Computer Associates International, Inc., Novadigm, Inc., Peregrine Systems, Inc. and Primus Knowledge Solutions, Inc., and private companies such as Motive Communications, Inc. and RightNow Technologies, Inc. In addition, we expect that internally developed applications will continue to be a significant source of competition in the foreseeable future. We believe that the principal competitive factors in our market include the following:

•	product functionality;

•	demonstrated return-on-investment;

•	breadth of platform and integrated architecture;

•	quality and performance and reputation of solutions;

•	pricing;

•	implementation services and support; and

•	product innovation.

We believe that we presently compete favorably with respect to each of these factors. However, the markets for our products are still rapidly evolving, and we may not be able to compete successfully against current and potential competitors. Our ability to expand our business will depend on our ability to maintain our technological advantage, introduce timely enhanced products to meet the growing support needs, deliver on-going value to our customers and scale our business.

Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. Our potential competitors may have longer operating histories, significantly greater financial, technical and other resources or greater name recognition than we do. Furthermore, it is possible that new competitors or alliances or mergers among competitors may emerge and rapidly acquire significant market share. Competition could seriously harm our ability to sell additional software, maintenance renewals and services on terms favorable to us. Competitive pressures could also reduce our market share or require us to reduce the price of products and services, which could harm our business, financial condition and operating results.

Employees

As of September 30, 2003, we had 154 full-time employees, of which 61 were in sales and marketing, 49 were in research and development, 31 were in professional services and 13 were in general and administrative. None of our employees are covered by collective bargaining agreements. We believe our relations with our employees are good.

Properties

Our corporate headquarters are located in Redwood City, California, where we lease approximately 23,600 square feet under a lease that expires in May 2005, with an option to extend for an additional two years. As of September 30, 2003, we also leased office space in 12 other cities for our sales and support personnel. The terms of these leases expire beginning in January 2004 and ending in October 2006, and automatically renew unless earlier terminated. We may require additional space to meet our needs within the next 12 months.

Legal Proceedings

In November 2001, a class action lawsuit was filed against us and two of our officers in the United States District Court for the Southern District of New York. The lawsuit alleged that our registration statement and prospectus dated July 18, 2000 for the issuance and initial public offering of 4,250,000 shares of our common stock contained material misrepresentations and/or omissions, related to alleged inflated commissions received by the underwriters of the offering. The defendants named in the lawsuit are SupportSoft, Radha Basu, Brian Beattie, Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc. and FleetBoston Robertson Stephens Inc. The lawsuit seeks unspecified damages as well as interest, fees and costs. Similar complaints have been filed against 55 underwriters and more than 300 other companies and other individual officers and directors of those companies. All of the complaints against the underwriters, issuers and individuals have been consolidated for pre-trial purposes before U.S. District Court Judge Scheindlin of the Southern District of New York. On June 26, 2003, the plaintiffs announced that a proposed settlement between the issuer defendants and their directors and officers had been reached. As a result of the proposed settlement, which is subject to court approval, our insurance carrier will be responsible for any payments other than attorneys’ fees prior to June 1, 2003. On September 2, 2003, plaintiffs’ executive committee advised the court that individuals identified as lead plaintiffs in six of the consolidated IPO cases, one of them being the action against us, were unwilling to serve as class representatives, and sought leave to seek new class representatives. On October 20, 2003, we were notified that new class representatives would be substituted into the case. While we cannot predict with certainty the outcome of the litigation or whether the settlement will be approved, we believe that the claims against us and our officers are without merit.

We are also subject to other routine legal proceedings, as well as demands, claims and threatened litigation, that arise in the normal course of our business. The ultimate outcome of any litigation is uncertain, and either unfavorable or favorable outcomes could have a material negative impact. Regardless of outcome, litigation can have an adverse impact on SupportSoft because of defense costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors of the Registrant

Our executive officers and directors and their ages as of September 30, 2003, are:

Name	Age	Position
Radha R. Basu	53	Chief Executive Officer, President and Chairman of the Board
Brian M. Beattie	50	Chief Financial Officer, Executive Vice President of Finance and Administration
Scott W. Dale	34	Chief Technical Officer and Vice President of Engineering
Cadir B. Lee	32	Chief Software Officer
Lucille K. Hoger	50	Vice President of Services
Chris Grejtak	54	Senior Vice President of Marketing and Chief Marketing Officer
John Van Siclen	47	Senior Vice President of Worldwide Field Operations
Manuel F. Diaz	69	Director
Kevin C. Eichler	43	Director
Claude M. Leglise	48	Director
E. Scott Russell	43	Director
James Thanos	55	Director
Dick Williams	60	Director

Radha R. Basu.    Ms. Basu has served as President, Chief Executive Officer and as a director of SupportSoft since July 1999 and became Chairman of the Board of Directors in January 2001. Ms. Basu worked at Hewlett-Packard Company, a computing and imaging solutions provider company, from November 1978 to January 1999, and held various general management positions, most recently the general manager of the electronic business software organization. Ms. Basu also serves as a director of Seec, Inc., an eBusiness solutions company. Ms. Basu holds a B.S. in engineering from the University of Madras, a masters degree in electrical engineering and computer science from the University of Southern California and is a graduate of the Stanford University executive management program.

Brian M. Beattie.    Mr. Beattie has served as Executive Vice President of Finance and Administration and Chief Financial Officer of SupportSoft since October 1999. From May 1998 to May 1999, he served as Vice President of Finance, Mergers and Acquisitions of Nortel Networks Corporation, a voice and data networking company. From July 1996 to April 1998, Mr. Beattie served as Group Vice President of Meridian Solutions of Nortel Networks Corporation. From February 1993 to June 1996, Mr. Beattie served as Vice President of Finance, Enterprise Networks, for Nortel Networks Corporation. Mr. Beattie holds a bachelor of commerce and an MBA from Concordia University in Montreal.

Scott W. Dale.    Mr. Dale co-founded SupportSoft and has served as the Chief Technical Officer of SupportSoft since its incorporation in December 1997. He assumed the role of Vice President of Engineering of SupportSoft in April 2000. From January 1997 to December 1997, Mr. Dale served as a software consultant for M&I Data Services, a financial transaction software company. From July 1992 to January 1997, Mr. Dale served as a software consultant to Hewlett-Packard Company, a computing and imaging solutions provider company. Mr. Dale holds a B.S. in computer science from Stanford University.

Cadir B. Lee.    Mr. Lee co-founded SupportSoft and has served as the Chief Software Officer of SupportSoft since its incorporation in December 1997. From 1995 to 1997, Mr. Lee served as a software consultant to Hewlett-Packard Company, a computing and imaging solutions provider company. Mr. Lee holds a B.S. in biological sciences and a B.A. in music from Stanford University.

Lucille K. Hoger.    Ms. Hoger has served as the Vice President of Services of SupportSoft since February 2000. From 1996 to 2000, Ms. Hoger served as the Chief Operating Officer at ConnectInc.com, an e-commerce software company. From 1992 to 1995, she served as a principal for Gemini Consulting, an affiliate of Cap Gemini, a consulting company. Ms. Hoger holds a B.A. in accounting from Southwest Texas State University.

Chris Grejtak.    Mr. Grejtak has served as the Senior Vice President of Marketing, Chief Marketing Officer of SupportSoft since May 2003. From August 2002 to May 2003, Mr. Grejtak served as the Senior Vice President of worldwide marketing for Portal Software, Inc., a billing solutions company. From February 2001 to June 2002, Mr. Grejtak served as Chief Marketing Officer of Broadvision, an enterprise portal software company. From December 1999 to December 2000, Mr. Grejtak served as the Chief Executive Officer of Viquity Corporation, a business-to-business infrastructure company. From December 1996 to December 1999, Mr. Grejtak served as the Executive Vice President of Marketing at Brio Technology, an enterprise business intelligence company. Mr. Grejtak holds a B.A. in sociology from Middlebury College.

John Van Siclen.    Mr. Van Siclen has served as the Senior Vice President of Worldwide Field Operations of SupportSoft since August 2003. Prior to joining SupportSoft, from January 2002 to April 2003, Mr. Van Siclen served as President, Chief Executive Officer and director of Interwoven, Inc., a content management software company. From May 2001 to January 2002, he served as the Senior Vice President and Chief Operating Officer of Interwoven, and from December 1999 to April 2001, he served as Interwoven’s Vice President of Corporate and Business Development. Prior to joining Interwoven, Mr. Van Siclen served as President and Chief Executive Officer of Perspecta, Inc., an Internet software company, from February 1996 to November 1999. Perspecta was acquired by Excite@Home in October 1999. Mr. Van Siclen holds a B.A. in history from Princeton University.

Manuel F. Diaz.    Mr. Diaz has served as a director of SupportSoft since April 2000. From February 1999 until present, Mr. Diaz has served on boards and provided consulting services to privately-held as well as publicly-traded companies. Mr. Diaz worked at Hewlett-Packard Company, a computing and imaging solutions provider company, from November 1982 to February 1999, and held various general management positions, most recently the Vice President for Customer Advocacy. Mr. Diaz holds a B.S. in electrical engineering from the University of Havana, a masters degree in solid-state physics from the University of Cincinnati and is a graduate of the Stanford University executive management program.

Kevin C. Eichler.    Mr. Eichler has served as a director of SupportSoft since February 2003. Since May 1998, Mr. Eichler has served as Vice President, Chief Financial Officer and Treasurer of MIPS Technologies, Inc., a provider of processor architectures and cores for digital consumer and business applications. From June 1996 until May 1998, Mr. Eichler has served as Vice President, Finance, Chief Financial Officer, Treasurer and Secretary of Visigenic Software Inc., an independent provider of software tools for distributed object technologies for the Internet, intranet and enterprise computing environments. Mr. Eichler holds a B.S. in accounting from St. John’s University.

Claude M. Leglise.    Mr. Leglise has served as a director of SupportSoft since January 2001. He has held various general management positions at Intel Corporation, a semiconductor company, since 1982. Mr. Leglise is currently Vice President of Intel Capital. He has also served as Vice President and general manager of the home products group of Intel Corporation, Vice

President of the content group, director of worldwide developer relations, director of marketing in the microprocessor division and general manager of the supercomputer components operation. Mr. Leglise holds a bachelor degree in electrical engineering from ENSAM, in Paris, France, a masters degree in electrical engineering from ENSAM and an MBA from Stanford University.

E. Scott Russell.    Mr. Russell has served as a director of SupportSoft since June 1998. Since August 2003, Mr. Russell has served as a general partner of Diamondhead Ventures, a venture capital firm. From October 1996 to August 2003, Mr. Russell served as a general partner at Mobius Venture Capital (formerly SOFTBANK Technology Ventures, Inc.), a venture capital firm. Mr. Russell received his B.S. in mathematics (computer science) from Carnegie Mellon University.

James Thanos.    Mr. Thanos has served as a director of SupportSoft since February 2003. From June 2002 until the present, Mr. Thanos has served on advisory boards and provided consulting services to privately-held as well as publicly-traded companies. From June 2000 to June 2002, Mr. Thanos served as Executive Vice President and General Manager, Worldwide Field Operations of BroadVision, Inc., an enterprise software company. From March 1998 to June 2000, Mr. Thanos was the Vice President and general manager of the Americas of BroadVision, Inc. Mr. Thanos also serves on the board of directors of the company ClickSoftware, Inc., a provider of service optimization solutions. Mr. Thanos holds a B.A. in behavioral sciences from The Johns Hopkins University.

Dick Williams.    Mr. Williams has served as a director of SupportSoft since June 2002. Mr. Williams has served as the President and Chief Executive Officer of Wily Technology, an enterprise software company, since 2001. In 1997, Mr. Williams co-founded Quokka Sports, Inc., an Internet sports media company, and held various positions at Quokka Sports, including the Chairman from 1998 until October 2000 and Vice-Chairman from October 2000 to April 2001. Mr. Williams holds a B.S. in mathematics from the University of North Dakota.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information as of September 30, 2003 as to shares of our common stock beneficially owned by: (i) each person who is known by us to own beneficially more than 5% of our common stock, (ii) each of our named executive officers, (iii) each of our directors, and (iv) all of our directors and executive officers as a group. Ownership information is based upon information furnished by the respective individuals or entities, as the case may be.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned (2)	Percentage Beneficially Owned (2)
5% Stockholders:
Entities affiliated with RS Investment Management Co. LLC (3) 388 Market Street, Suite 1700 San Francisco, CA 94111	1,985,700	5.8%
Executive Officers and Directors:
Radha R. Basu (4)	1,917,593	5.5
Brian M. Beattie (5)	465,579	1.3
Scott Dale (6)	1,615,696	4.6
Lucille Hoger (7)	182,116	*
Cadir Lee (8)	1,628,696	4.7
Manuel F. Diaz (9)	129,000	*
Kevin C. Eichler (10)	19,250	*
Claude M. Leglise (11)	80,500	*
E. Scott Russell (12)	69,646	*
James Thanos (13)	19,250	*
Dick Williams (14)	29,250	*
All directors and executive officers as a group (13 persons) (15)	6,156,576	17.0%

*	Represents less than 1% of the outstanding shares of common stock.
(1)	Unless otherwise indicated, the address of each officer, director or 5% stockholder is c/o SupportSoft, Inc., Attention: Investor Relations, 575 Broadway, Redwood City, California 94063.
(2)	To the Company’s knowledge, the persons named in the table have sole voting and dispositive power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the notes to this table. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 30, 2003 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing ownership of any other person. Applicable percentage ownership is based on 34,518,635 shares of common stock outstanding as of September 30, 2003.
(3)	Based solely on information reported on a Schedule 13G/Amendment No. 1 filed with the Securities and Exchange Commission on October 9, 2003. RS Investment Management Co. LLC (“RIMC LLC”), RS Investment Management, L.P. (“RIM, L.P.”) and G. Randall Hecht (“Hecht”) may be deemed to share voting and dispositive power over these shares. RS Diversified Growth Fund (“RDGF”) may be deemed to share voting and dispositive power over 1,650,000 of these shares. RIM, L.P. is the investment adviser to RDGF. RIMC LLC is the general partner of RIM, L.P. Hecht is a control person of RIMC LLC and RIM, L.P.
(4)	Includes 1,050,589 shares held by Anudip Limited Partnership. Ms. Basu and Dipak Basu are the general partners of Anudip Limited Partnership and share voting and dispositive power. Also includes 617,004 shares subject to options that are exercisable within 60 days of September 30, 2003.
(5)	Includes 260,000 shares held by The Beattie Limited Partnership. Mr. Beattie and Barbara Beattie are the general partners of the Beattie Limited Partnership and share voting and dispositive power. Also includes 50 shares held by Mr. Beattie’s daughter, all of which Mr. Beattie disclaims beneficial ownership. Also includes 11,667 shares subject to the SupportSoft’s right of repurchase, which lapses over time. Also includes 199,529 shares subject to options which are exercisable within 60 days of September 30, 2003.
(6)	Includes 323,582 shares subject to options which are exercisable within 60 days of September 30, 2003. Also includes 200,000 shares held by SDK Limited Partnership. Mr. Dale and Kelly Plater Dale are the general partners of SDK Limited Partnership and share voting and dispositive power over these 200,000 shares.

(7)	Includes 31,251 shares subject to the SupportSoft’s right of repurchase, which lapses over time. Also includes 38,166 shares subject to options which are exercisable within 60 days of September 30, 2003.
(8)	Includes 323,582 shares subject to options which are exercisable within 60 days of September 30, 2003. Also includes 300,000 shares held by Cadir Lee Limited Partnership. Mr. Lee is the general partner of Cadir Lee Limited Partnership and has sole voting and dispositive power over these 300,000 shares.
(9)	Includes 8,750 shares subject to the SupportSoft’s right of repurchase, which lapses over time. Also includes 40,000 shares issuable under immediately exercisable options, a portion of which is subject to the SupportSoft’s right of repurchase, which lapses over time. Also includes 24,000 shares subject to options which are exercisable within 60 days of September 30, 2003.
(10)	Represents 19,250 shares subject to options which are exercisable within 60 days of September 30, 2003.
(11)	Includes 66,500 shares subject to options which are exercisable within 60 days of September 30, 2003. Also includes 6,000 shares held in UTMA Trusts for Mr. Leglise’s sons. Mr. Leglise disclaims beneficial ownership of these 6,000 shares. Mr. Leglise is the Trustee for the UTMA Trusts.
(12)	Includes 24,000 shares subject to options which are exercisable within 60 days of September 30, 2003.
(13)	Represents 19,250 shares subject to options which are exercisable within 60 days of September 30, 2003.
(14)	Represents 29,250 shares subject to options which are exercisable within 60 days of September 30, 2003.
(15)	Includes 51,668 shares subject to the SupportSoft’s right of repurchase, which lapses over time. Also includes 40,000 shares issuable under immediately exercisable options, a portion of which is subject to the SupportSoft’s right of repurchase, which lapses over time. Also includes 1,724,113 shares subject to options which are exercisable within 60 days of September 30, 2003.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Citigroup Global Markets Inc., Lehman Brothers Inc., First Albany Corporation and RBC Dain Rauscher Inc. have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Citigroup Global Markets Inc.
Lehman Brothers Inc.
First Albany Corporation
RBC Dain Rauscher Inc.

Total	6,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 900,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 6,000,000 shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are 5.25% of the public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
	Fee per share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$

In addition, we estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $800,000.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction, without the prior written consent of Deutsche Bank Securities Inc., that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the effective date of the registration statement of which this prospectus is a part. Consents to release shares subject to the lock-up period may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options and sell shares under our stock option plans and our employee stock purchase plan.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Each underwriter has represented and agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the closing date of this offering, will not offer or sell any shares of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom, any document received by it in connection with the issue of the shares of our common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

LEGAL MATTERS

The validity of the common stock offered by this prospectus is being passed upon for SupportSoft, Inc. by Pillsbury Winthrop LLP, Palo Alto, California. Certain members of Pillsbury Winthrop LLP beneficially own approximately 72,500 shares of SupportSoft common stock. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, is counsel to the underwriters in connection with certain legal matters relating to the common stock offered hereby.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 as set forth in their report, which is included and incorporated by reference in this Prospectus and Registration Statement. Our financial statements are included and incorporated by reference in the Prospectus and Registration Statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Commission at the Commission’s public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. Please call the Commission at (800) SEC-0330 for more information on its public reference room. In addition, we are an electronic filer. The Commission also maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

Our telephone number is (650) 556-9440 and our website address is located at http://www.supportsoft.com. The information contained in our website does not form any part of this prospectus. However, we make available free of charge through our website our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file this material with, or furnish it to, the SEC.

We have filed with the Commission a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

DOCUMENTS INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed. The documents we incorporate by reference are:

•	our Annual Report on Form 10-K for the year ended December 31, 2002;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003; and

•	the description of our common stock contained in our registration statement on Form 8-A filed under the Exchange Act on June 27, 2000.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and number:

575 Broadway, Redwood City, CA 94063

(650) 556-9440

We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.

SUPPORTSOFT, INC.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

SupportSoft, Inc.

We have audited the accompanying consolidated balance sheets of SupportSoft, Inc., as of December 31, 2001 and 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SupportSoft, Inc. at December 31, 2001 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

Palo Alto, California

January 14, 2003

SUPPORTSOFT, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	December 31,		September 30, 2003
	2001	2002
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$17,757	$17,067	$15,201
Short-term investments	8,515	13,548	22,205
Accounts receivable, less allowance of $828, $924 and $1.3 million	12,509	7,695	14,234
Prepaids and other current assets	3,708	2,452	2,857

Total current assets	42,489	40,762	54,497
Property and equipment, net	1,932	1,251	758
Purchased intangibles, net	1,794	—	—
Other assets	148	147	127

Total assets	$46,363	$42,160	$55,382

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,331	$163	$91
Accrued compensation	1,867	1,818	1,628
Other accrued liabilities	1,793	1,890	1,694
Purchased technology obligation, current portion	1,449	309	—
Capital lease obligations, current portion	569	511	—
Deferred revenue	12,535	12,153	18,245

Total current liabilities	19,544	16,844	21,658
Capital lease obligations, net of current portion	663	67	—
Purchased technology obligation, net of current portion	927	—	—
Deferred revenue—long-term portion	932	2,102	1,798

Commitments and contingencies

Stockholders’ equity:
Preferred stock; par value $0.0001; 5,000,000 shares authorized; no shares issued and outstanding
Common stock; par value $0.0001; 150,000,000 shares authorized; 33,371,370 shares issued and outstanding at December 31, 2001, 33,704,416 shares issued and outstanding at December 31, 2002 and 34,518,635 shares issued and outstanding at September 30, 2003 (unaudited)	3	3	3
Additional paid-in capital	108,031	108,253	110,765
Notes receivable from stockholders	(1,523)	—	—
Deferred compensation	(997)	—	—
Accumulated other comprehensive income (loss)	95	(155)	57
Accumulated deficit	(81,312)	(84,954)	(78,899)

Total stockholders’ equity	24,297	23,147	31,926

Total liabilities and stockholders’ equity	$46,363	$42,160	$55,382

See accompanying notes.

SUPPORTSOFT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except per share data)

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)
Revenue:
License fees	$13,732	$22,534	$31,260	$22,148	$29,686
Services	4,934	7,896	9,900	7,196	8,451

Total revenue	18,666	30,430	41,160	29,344	38,137

Costs and expenses:
Cost of license fees	1,405	621	289	197	270
Cost of services	5,910	6,234	5,883	4,384	4,990
Amortization of purchased technology	1,158	2,812	1,580	1,581	—
Research and development	10,913	12,637	8,834	6,698	6,818
Sales and marketing	22,754	27,482	22,464	16,833	16,059
General and administrative	4,325	6,131	5,637	4,177	3,925
Amortization of deferred compensation(1)	10,787	4,271	578	578	—

Total costs and expenses	57,252	60,188	45,265	34,448	32,062

Income (loss) from operations	(38,586)	(29,758)	(4,105)	(5,104)	6,075
Interest income	2,048	1,804	734	600	338
Interest expense	(330)	(226)	(94)	(87)	(27)

Income (loss) before income taxes	(36,868)	(28,180)	(3,465)	(4,591)	6,386
Income tax expense	—	—	(177)	—	(331)

Net income (loss)	(36,868)	(28,180)	(3,642)	(4,591)	6,055

Accretion on redeemable convertible preferred stock	(885)	—	—	—	—

Net loss attributable to common stockholders	$(37,753)	$(28,180)	$(3,642)	$(4,591)	$6,055

Basic net income (loss) per share attributable to common stockholders	$(2.09)	$(0.91)	$(0.11)	$(0.14)	$0.18

Shares used in computing basic net income (loss) per common share	18,102	31,078	32,486	32,290	33,705

Diluted net income (loss) per share attributable to common stockholders	$(2.09)	$(0.91)	$(0.11)	$(0.14)	$0.17

Shares used in computing diluted net income (loss) per common share	18,102	31,078	32,486	32,290	36,404

(1) Amortization of deferred compensation relates to the following:
	Years Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)
Cost of services	$475	$187	$25	$25	$—
Research and development	2,136	844	114	114	—
Sales and marketing	3,894	1,541	209	209	—
General and administrative	4,282	1,699	230	230	—

Total	$10,787	$4,271	$578	$578	$—

See accompanying notes.

SUPPORTSOFT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Notes Receivable from Stockholders	Deferred Stock Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances at December 31, 1999	3,571,600	$1	10,874,374	$1	$20,016	$(1,450)	$(14,777)	$—	$(16,264)	$(12,473)
Issuance of common and restricted stock upon exercise of options and warrants for cash and promissory notes, net of repurchases	—	—	1,832,657	—	1,862	(601)	—	—	—	1,261
Accretion on redeemable convertible preferred stock	—	—	—	—	(885)	—	—	—	—	(885)
Conversion of preferred stock into common stock	(3,571,600)	(1)	15,556,326	2	22,333	—	—	—	—	22,334
Issuance of common stock in initial public offering, net of issuance costs	—	—	4,887,500	—	61,777	—	—	—	—	61,777
Deferred compensation related to grant of stock options and restricted stock, net of $4.3 million in cancellations	—	—	—	—	3,229	—	(3,229)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	10,286	—	—	10,286
Variable accounting expense associated with options, warrants and restricted stock issued to non-employees	—	—	—	—	226	—	501	—	—	727
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(36,868)	(36,868)

Balances at December 31, 2000	—	—	33,150,857	3	108,558	(2,051)	(7,219)	—	(53,132)	46,159
Components of comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	(28,180)	(28,180)
Unrealized gain on investments	—	—	—	—	—	—	—	62	—	62
Foreign currency translation adjustment	—	—	—	—	—	—	—	33	—	33

Comprehensive loss										(28,085)

Issuance of common stock upon exercise of stock options for cash, net of repurchases	—	—	29,266	—	235	—	—	—	—	235
Issuance of common stock under employee stock purchase plan	—	—	191,247	—	1,189	—	—	—	—	1,189
Amortization of deferred compensation	—	—	—	—	—	—	4,271	—	—	4,271
Reduction in deferred compensation related to cancellation of stock options	—	—	—	—	(1,951)	—	1,951	—	—	—
Repayment of note receivables from stockholders	—	—	—	—	—	528	—	—	—	528

Balances at December 31, 2001	—	—	33,371,370	3	108,031	(1,523)	(997)	95	(81,312)	24,297
Components of comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	(3,642)	(3,642)
Unrealized loss on investments	—	—	—	—	—	—	—	(47)	—	(47)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(203)	—	(203)

Comprehensive loss										(3,892)

Issuance of common stock upon exercise of stock options for cash, net of repurchases	—	—	133,206	—	264	—	—	—	—	264
Issuance of common stock under employee stock purchase plan	—	—	199,840	—	377	—	—	—	—	377
Amortization of deferred compensation	—	—	—	—	—	—	578	—	—	578
Reduction in deferred compensation related to cancellation of stock options	—	—	—	—	(419)	—	419	—	—	—
Repayment of note receivables from stockholders	—	—	—	—	—	1,523	—	—	—	1,523

Balances at December 31, 2002	—	—	33,704,416	3	108,253	—	—	(155)	(84,954)	23,147
Components of comprehensive loss:
Net income (unaudited)	—	—	—	—	—	—	—	—	6,055	6,055
Unrealized loss on investments (unaudited)	—	—	—	—	—	—	—	(15)	—	(15)
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	—	227	—	227

Comprehensive income (unaudited)										6,267

Issuance of common stock upon exercise of stock options for cash, net of repurchases (unaudited)	—	—	621,989	—	2,144	—	—	—	—	2,144
Issuance of common stock under employee stock purchase plan (unaudited)	—	—	192,230	—	368	—	—	—	—	368

Balances at September 30, 2003 (unaudited)	—	$—	34,518,635	$3	$110,765	$—	$—	$57	$(78,899)	$31,926

See accompanying notes.

SUPPORTSOFT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)
Operating activities:
Net income (loss)	$(36,868)	$(28,180)	$(3,642)	$(4,591)	$6,055
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,497	2,416	2,044	1,583	1,071
Amortization of deferred compensation	10,787	4,271	578	578	—
Amortization of purchased intangibles	1,158	2,812	1,581	1,581	—
Other	226	95	(202)	(102)	212
Changes in assets and liabilities:
Accounts receivable, net	(4,422)	(4,637)	4,814	(1,773)	(6,539)
Prepaids and other current assets	(2,637)	(453)	1,256	892	(405)
Accounts payable	(270)	374	(1,168)	(267)	(72)
Accrued compensation	1,799	(383)	(49)	(496)	(190)
Other accrued liabilities	3,151	(1,852)	(1,043)	(109)	(196)
Deferred revenue	9,035	1,360	788	5,337	5,788

Net cash provided by (used in) operating activities	(16,544)	(24,177)	4,957	2,633	5,724

Investing activities:
Purchases of property and equipment	(1,718)	(1,928)	(1,363)	(1,180)	(578)
Other assets	(28)	134	1	(10)	(28)
Purchases of technology	(2,775)	(613)	(714)	(618)	(309)
Purchases of short-term investments	(45,223)	(34,205)	(25,466)	(13,969)	(25,276)
Sales and maturities of short-term investments	13,932	65,447	20,385	10,045	16,619

Net cash provided by (used in) investing activities	(35,812)	28,835	(7,157)	(5,732)	(9,572)

Financing activities:
Proceeds from initial public offering, net of issuance costs	61,777	—	—	—	—
Proceeds from other issuances of common stock, net of repurchases	1,261	1,424	641	437	2,512
Repayment of notes receivable from stockholders	—	528	1,523	1,523	—
Principal payments under capital lease obligations	(550)	(609)	(654)	(541)	(530)
Repayment of notes payable	(2,399)	—	—	—	—

Net cash provided by financing activities	60,089	1,343	1,510	1,419	1,982

Net increase (decrease) in cash and cash equivalents	7,733	6,001	(690)	(1,680)	(1,866)
Cash and cash equivalents at beginning of period	4,023	11,756	17,757	17,757	17,067

Cash and cash equivalents at end of period	$11,756	$17,757	$17,067	$16,077	$15,201

Supplemental disclosure of noncash financing activities:
Notes receivable from stockholders in exchange for common stock, net of cancellations	$601	$—	$—	$—	$—

Equipment acquired under capital lease obligation	$1,318	$—	$—	$—	$—

Supplemental schedule of cash flow information:
Interest paid	$307	$105	$86	$75	$18

Income taxes paid	$—	$—	$177	$—	$192

See accompanying notes.

SUPPORTSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2003 and for the nine months ended  September 30, 2002 and 2003 is unaudited)

1.    Organization and Summary of Significant Accounting Policies

Nature of Operations

SupportSoft, Inc. (“SupportSoft,” “the Company,” “We” or “Our”) was incorporated in the state of Delaware on December 3, 1997. SupportSoft is a leading provider of real-time service management software. SupportSoft sells to corporate enterprises, broadband service providers, support outsourcers, computing and device manufacturers and businesses that seek to extend their support or service solution to their supplier and partner networks. Our headquarters are in Redwood City, California.

Basis of Presentation

The consolidated financial statements include the accounts of SupportSoft and its wholly owned subsidiaries. SupportSoft has export sales from the United States and has operations in Asia Pacific and Europe. All significant intercompany transactions and balances have been eliminated.

Interim Financial Information

The financial information as of September 30, 2003 and for the nine months ended September 30, 2002 and 2003 is unaudited but includes all adjustments, consisting of only normal recurring adjustments, that in the opinion of management is necessary for a fair presentation of the Company’s financial position, operating results, and cash flows for such periods. Operating results for the nine-month period ended September 30, 2003 are not necessarily indicative of results to be expected for the full fiscal year of 2003 or any future period.

Foreign Currency Translation

Assets and liabilities of SupportSoft’s wholly owned foreign subsidiaries are translated from their respective functional currencies at exchange rates in effect at the balance sheet date, and revenues and expenses are translated at average exchange rates prevailing during the year. Any material resulting translation adjustments are reflected as a separate component of stockholders’ equity. Realized foreign currency transaction gains and losses were not material during the years ending December 31, 2000, 2001 and 2002 nor during the nine month periods ending September 30, 2002 and September 30, 2003.

Use of Estimates and Reclassifications

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ materially from these estimates. In addition, certain amounts that were previously reported have been reclassified to conform to the current period presentation.

SUPPORTSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2003 and for the nine months ended

September 30, 2002 and 2003 is unaudited)

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject SupportSoft to concentration of credit risk consist principally of cash equivalents, short term investments and trade receivables. SupportSoft invests cash which is not required for immediate operating needs principally in money market funds, commercial paper, auction backed securities and notes and bills issued by the United States government and its agencies. SupportSoft’s customers are currently concentrated in the United States. SupportSoft performs ongoing evaluations of its customers’ financial condition and generally does not require collateral. SupportSoft maintains reserves for credit losses, and such losses have been within management’s expectations. If the financial condition of SupportSoft’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional reserves may be required. SupportSoft had reserves for credit losses at December 31, 2000, 2001 and 2002 of $469,000, $828,000 and $924,000, respectively, and a reserve for credit losses of $1.3 million at September 30, 2003. Credit losses were $163,000, $438,000 and $623,000 for the years ended December 31, 2000, 2001 and 2002 respectively, and $331,000 and $233,000 for the nine-month periods ended September 30, 2002 and 2003 respectively.

For the year ended December 31, 2000, one customer accounted for 13% of our total revenue. For the year ended December 31, 2001, no single customer accounted for 10% or more of our total revenue. For the year ended December 31, 2002, one customer accounted for 12% of our total revenue and another customer accounted for 11% of our total revenue. For the nine-month period ended September 30, 2002, one customer accounted for 14% of our total revenue. For the nine-month period ended September 20, 2003, one customer accounted for 16% of our total revenue and another customer accounted for 12% of our total revenue.

Fair Value of Debt Obligations

The fair value of short-term and long-term obligations is estimated based on current interest rates available to SupportSoft for debt instruments with similar terms, degrees of risk and remaining maturities. The carrying values of these obligations approximate their fair values.

Cash, Cash Equivalents and Short-Term Investments

SupportSoft considers all liquid instruments with an original maturity at the date of purchase of three months or less to be cash equivalents. At December 31, 2002 and September 30, 2003, cash equivalents and short-term investments consist primarily of money market funds, commercial paper, auction backed securities and notes and bills issued by the United States government and its agencies. All short-term investments mature within 18 months. SupportSoft’s cash equivalents and short-term investments are classified as available-for-sale in accordance with the provisions of Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

As of December 31, 2001, December 31 2002, and September 30, 2003, SupportSoft reported its securities at fair market value. Material unrealized gains and losses, if any, are reported in stockholders’ equity and included in other comprehensive income. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to

SUPPORTSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2003 and for the nine months ended

September 30, 2002 and 2003 is unaudited)

maturity, both of which are included in interest income. For the year ended December 31, 2001, SupportSoft recorded unrealized gains on available-for-sale securities of $62,000 and for the year ended December 31, 2002, SupportSoft recorded unrealized losses on available-for-sale securities of $47,000. For the nine-month period ended September 30, 2003, SupportSoft recorded unrealized losses on available-for-sale securities of $15,000. Realized gains and losses are recorded using the specific identification method and were not material during the years ending December 31, 2000, 2001 and 2002 nor the nine-month periods ended September 30, 2002 and 2003.

The following is a summary of available-for-sale securities (in thousands):

	December 31,		September 30, 2003
	2001	2002
Cash and cash equivalents:
Cash	$2,623	$1,545	$11,415
Money market funds	15,134	9,125	3,287
Commercial paper	—	4,597	499
Municipal bonds	—	1,800	—

	$17,757	$17,067	$15,201

Short-term investments:
Auction backed securities	$—	$4,800	$5,850
Municipal bonds	—	—	1,800
Corporate bonds	—	1,035	5,943
Federal agencies	8,453	7,698	8,612

Total short-term investments at cost	8,453	13,533	22,205
Gross unrealized gains	62	15	—

Total short-term investments at fair market value	$8,515	$13,548	$22,205

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation which is determined using the straight-line method over the estimated useful lives of 2 to 3 years.

Purchased Intangible Assets

SupportSoft records purchased intangible assets at fair value as determined by amortized costs. The original cost is amortized on a straight-line basis over the estimated life of each asset as determined by management. SupportSoft regularly performs reviews to determine if the carrying value of the intangible asset is impaired. The reviews look for the existence of facts or circumstances, either internal or external, which indicate that the carrying value of the asset cannot be recovered. If and when indicators of impairment exist, SupportSoft assesses the need to record an impairment loss.

SUPPORTSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2003 and for the nine months ended

September 30, 2002 and 2003 is unaudited)

Purchased intangible assets were generated from the purchase of the source code and other intellectual property rights from a third party and were amortized on a straight-line basis over 2 years. As of December 31, 2002, the purchased intangibles balance was fully amortized.

Revenue Recognition

We recognize revenue in accordance with the American Institute of Certified Public Accountants’ (AICPA) Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9. License revenue is recognized when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred;

•	No uncertainties surrounding product acceptance exist;

•	Collection is considered probable; and

•	The fees are fixed or determinable.

SupportSoft considers all arrangements with payment terms extending beyond twelve months and other arrangements with payment terms longer than normal not to be fixed or determinable. If the fee is determined not to be fixed or determinable, revenue is recognized as payments become due from the customer.

License revenue is comprised of fees for term and perpetual licenses of our software. Perpetual license revenue is recognized using the residual method described in SOP 98-9 for arrangements in which licenses are sold with multiple elements. We allocate revenues on these licenses based upon the fair value of each undelivered element (for example, undelivered maintenance and support, training and consulting). The determination of fair value is based upon vendor specific objective evidence (VSOE). VSOE for maintenance and support is determined by the customer’s annual renewal rate for these services. VSOE for training or consulting is based upon separate sales of these services to other customers. Assuming all other revenue recognition criteria are met, the difference between the total arrangement fee and the amount deferred for each undelivered element is recognized as license revenue. Our perpetual arrangements may include contractual obligations such as rights to unspecified future products or initial maintenance extending over a period of time with no renewal rate, which requires license revenue to be taken ratably (monthly) over the contract period.

Term licenses are sold with maintenance for which SupportSoft does not have VSOE to determine fair value. As a result, license revenue for term licenses is recognized ratably over the service period of the agreement and license revenue includes maintenance for term licenses. We do not allocate maintenance revenue from term licenses to services revenue, as we do not believe there is an allocation methodology that provides a meaningful and supportable allocation between license and maintenance revenues.

The following is an example of our revenue recognition for a term license. If we receive an order from a customer for a 36-month term license in December of a year, we would recognize

SUPPORTSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2003 and for the nine months ended

September 30, 2002 and 2003 is unaudited)

only one month of license fees for that year even if that customer prepaid 12 months of the 36-month term. Pursuant to this arrangement, we would record one year of fees in accounts receivable and 11 months of fees in deferred revenue upon signing a new term license agreement, while recognizing only one month of revenue. As a result, our accounts receivable balance and the corresponding deferred revenue balance could represent a significant portion of our total revenue and increase our days sales outstanding (DSO) calculation.

We also recognize license revenue from arrangements with resellers. These arrangements may be either term or perpetual licenses of our software. When these arrangements include guaranteed minimum amounts due, revenue is recognized ratably over the term of the arrangement commencing when payments are made or become due. When the arrangements do not include guaranteed minimum amounts due and are based upon sell through activity, we recognize revenue when we receive evidence of sell-through, that is, persuasive evidence that the products have been sold to an end user if the reseller has been deemed credit-worthy. When resellers are not deemed credit-worthy, revenue is recognized upon cash receipt.

Services revenue is primarily comprised of revenue from professional services, such as consulting services, training, maintenance and support. Arrangements that include software services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. Non-essential consulting and training revenues are generally recognized as the services are performed. When non-essential software services are bundled in a term licensing arrangement, revenue from the software services is recognized ratably over the period associated with the initial payment. Post-contract customer maintenance and support revenues are recognized over the term of the maintenance and support period (generally one year). When the software services are considered essential to the functionality of other elements of the arrangement, revenue under the arrangement is recognized using contract accounting, typically using the percentage of completion method.

Research and Development

Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed,” requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on SupportSoft’s product development process, technological feasibility is established upon the completion of a working model. Costs incurred by SupportSoft between the completion of the working model and the point at which the product is ready for general release have been insignificant. Accordingly, SupportSoft has charged all such costs to research and development expense in the accompanying statement of operations. SupportSoft did not incur any cost related to software developed or for software obtained for internal use as defined in SOP 98-1.

Sales Commissions

Commission expense is recognized over the period that the related revenue is recognized. Commissions are paid to sales agents at the time amounts become billable to the customer or when payment is received regardless of the timing of revenue recognition. Commissions paid to

SUPPORTSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2003 and for the nine months ended

September 30, 2002 and 2003 is unaudited)

sales agents in advance of the recognition of commission expense is recorded as a prepaid asset. All commission payments made to sales agents are non-refundable unless amounts due from a customer are determined to be uncollectible in which case commissions paid are recoverable by SupportSoft.

Advertising Costs

Advertising costs are recorded as sales and marketing expense in the period in which they are incurred. Advertising expense was $556,000 for the year ended December 31, 2000, $253,000 for the year ended December 31, 2001, $21,000 for the year ended December 31, 2002 and for the nine-month period ended September 30, 2002 and $30,000 for the nine-month period ended September 30, 2003.

Net Income (Loss) Per Share

Basic and diluted net income (loss) per share are presented in conformity with the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (“FAS 128”), for all periods presented. In accordance with FAS 128, basic net income (loss) per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Diluted net income per share has been computed using the weighted-average number of common and dilutive common equivalent shares outstanding during the period. In loss periods, basic and dilutive net loss per share is identical since the impact of common equivalent shares is anti-dilutive.

SUPPORTSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2003 and for the nine months ended

September 30, 2002 and 2003 is unaudited)

The following table sets forth the computation of basic and diluted net income (loss) per share (in thousands, except per share amounts):

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
Net income (loss) attributable to common stockholders	$(37,753)	$(28,180)	$(3,642)	$(4,591)	$6,055

Basic:
Weighted-average shares of common stock outstanding	22,556	33,356	33,551	33,477	33,992
Less: Weighted-average shares subject to repurchase	(4,454)	(2,278)	(1,065)	(1,187)	(287)

Shares used in computing basic net income (loss) per share	18,102	31,078	32,486	32,290	33,705

Basic net income (loss) per share	$(2.09)	$(0.91)	$(0.11)	$(0.14)	$0.18

Diluted:
Weighted-average shares of common stock outstanding	22,556	33,356	33,551	33,477	33,992
Add: Common equivalent shares outstanding	—	—	—	—	2,412
Less: Weighted-average shares subject to repurchase	(4,454)	(2,278)	(1,065)	(1,187)	—

Shares used in computing diluted net income (loss) per share	18,102	31,078	32,486	32,290	36,404

Diluted net income (loss) per share	$(2.09)	$(0.91)	$(0.11)	$(0.14)	$0.17

Had SupportSoft been in a net income position for the years ended December 31, 2000, 2001 and 2002, and for the nine-month period ended September 30, 2002, diluted earnings per share would include outstanding shares subject to repurchase, the conversion of outstanding preferred stock into shares of SupportSoft’s common stock and the dilutive impact of outstanding options and warrants to purchase common stock. Excluded from the computation of basic and diluted net loss per share attributable to common stockholders are approximately 6,915,000, 8,885,000 and 8,250,000 shares related to options and warrants to purchase common stock at December 31, 2000, 2001 and 2002, and 7,572,000 shares related to options and warrants to purchase common stock at September 30, 2002, prior to the application of the treasury stock method. Such shares have been excluded because they are anti-dilutive for such periods.

Comprehensive Loss

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“FAS 130”) establishes standards for reporting and displaying comprehensive net income and

SUPPORTSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2003 and for the nine months ended

September 30, 2002 and 2003 is unaudited)

its components in stockholders’ equity. However, it has no impact on our net loss as presented in our financial statements. FAS 130 requires foreign currency translation adjustments and changes in the fair value of available-for-sale securities to be included in comprehensive income.

The components of accumulated other comprehensive income (loss) relate entirely to translation adjustment gains (losses) and unrealized gains (losses) on available-for-sale securities. Accumulated currency translation adjustments at December 31, 2001 and 2002 were $33,000 and $(170,000), respectively, and $57,000 at September 30, 2003 accumulated unrealized gains (losses) on available-for-sale securities were $62,000 and $15,000 at December 31, 2001 and 2002, respectively, and zero at September 30, 2003.

Stock-Based Compensation

SupportSoft has stock plans, which are more fully described in Note 5. SupportSoft accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and has adopted the disclosure only alternative of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”). Any deferred stock compensation calculated according to APB 25 is amortized over the vesting period of the individual options, generally four years, using the graded vesting method. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in greater vesting in earlier years than straight-line.

All stock-based awards to non-employees, are accounted for at their fair value, as calculated using the Black Scholes model, in accordance with FAS 123 and Emerging Issues Task Forces Consensus No. 96-18 (“EITF 96-18”). The options and restricted stock purchase arrangements are subject to periodic re-valuation over their vesting terms.

For purposes of pro forma disclosures pursuant to FAS 123 as amended by FAS 148, the estimated fair value of the options is amortized to expense over the vesting period of the options using a graded vesting method. The effects of applying FAS 123 for pro forma disclosures are not likely to be representative of the effects on reported net income or loss for future years.

SUPPORTSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2003 and for the nine months ended

September 30, 2002 and 2003 is unaudited)

SupportSoft’s pro forma information follows (in thousands, except per share amounts):

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
Net income (loss) attributable to common stockholders	$(37,753)	$(28,180)	$(3,642)	$(4,591)	$6,055
Add: Stock-based compensation included in reported net income (loss)	10,787	4,271	578	578	—
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards	(13,302)	(5,791)	(5,766)	(4,393)	(4,283)

Pro forma net income (loss)	$(40,268)	$(29,700)	$(8,830)	$(8,406)	$1,772

Basic net income (loss) per share attributable to common stockholders:
As reported	$(2.09)	$(0.91)	$(0.11)	$(0.14)	$0.18
Pro forma	(2.22)	(0.96)	(0.27)	(0.26)	0.05
Diluted net income (loss) per share attributable to common stockholders:
As reported	$(2.09)	$(0.91)	$(0.11)	$(0.14)	$0.17
Pro forma	(2.22)	(0.96)	(0.27)	(0.26)	0.05

See Note 5 for a discussion on the assumptions used in the option-pricing model and estimated fair value of employee stock options.

Warranties and Indemnifications

The Company generally provides a warranty for its software products and services to its customers and accounts for its warranties under the FASB’s Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“FAS No. 5”). In the event there is a failure of the product in breach of such warranties, the Company generally is obligated to correct the product or service to conform to the warranty provision or, if the Company is unable to do so, the customer is entitled to seek a refund of the purchase price of the product or service. The Company did not provide for a warranty accrual as of December 31, 2002 or September 30, 2003. To date, the Company’s product warranty expense has not been significant.

The Company generally agrees to indemnify its customers against legal claims that the Company’s software products infringe certain third-party intellectual property rights and accounts for its indemnification obligations under FAS No. 5. To date, the Company has not been required to make any payment resulting from infringement claims asserted against our customers and has not recorded any related accruals.

Segment Information

SupportSoft operates in one segment, the development and marketing of real-time service management software and related services. SupportSoft’s foreign offices are primarily sales and marketing offices and also support SupportSoft’s overseas reseller network. Operating

SUPPORTSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2003 and for the nine months ended

September 30, 2002 and 2003 is unaudited)

income or losses generated by the foreign operations of SupportSoft and their corresponding identifiable assets were not material in any period presented. Revenue from customers located outside the United States was approximately $2.8 million for the year ended December 31, 2000, $5.7 million for the year ended December 31, 2001, and $5.7 million for the year ended December 31, 2002. Revenue from customers located outside the United States was approximately $3.7 million for the nine-month period ended September 30, 2002, and $4.0 million for the nine-month period ended September 30, 2003.

Sales by SupportSoft to customers in different geographic areas, expressed as a percentage of revenue, for the periods ended were:

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
Americas	87%	85%	89%	88%	91%
Asia Pacific	10	10	3	3	—
Europe	3	5	8	9	9

Total	100%	100%	100%	100%	100%

Recent Accounting Pronouncements

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities.” FIN 46 requires us to consolidate a variable interest entity if we are subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. SupportSoft does not currently have any interests in variable interest entities and, accordingly, our adoption of FIN 46 has not had any impact on our historical financial position, results of operations or cash flows.

On December 31, 2002, the FASB issued FAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” This statement amends FAS 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that statement to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, this statement amends APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure about those effects in interim financial statements. The amendment of the transition and annual disclosure requirements of FAS 123 are effective for fiscal years ending after December 15, 2002. The amendment of the disclosure requirements of APB Opinion No. 28 is effective for financial reports containing condensed consolidated financial statements for interim periods beginning after December 15, 2002. Since SupportSoft has not changed to the fair value based method of

SUPPORTSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2003 and for the nine months ended

September 30, 2002 and 2003 is unaudited)

accounting for stock-based employee compensation, the transition provisions of SFAS 148 has not had a significant impact on its financial position, results of operations or cash flows. The required amended annual disclosures are included in Notes 1 and 5 of these consolidated financial statements.

In November 2002, the FASB issued Financial Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of this interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Our adoption of FIN 45 has not had any impact on our historical financial position, results of operations or cash flows.

In July 2002, the FASB approved FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” FAS No. 146 addresses the financial accounting and reporting for obligations associated with an exit activity, including restructuring, or with a disposal of long- lived assets. Exit activities include, but are not limited to, eliminating or reducing product lines, terminating employees and contracts and relocating plant facilities or personnel. FAS No. 146 specifies that a company will record a liability for a cost associated with an exit or disposal activity only when that liability is incurred and can be measured at fair value. Therefore, commitment to an exit plan or a plan of disposal expresses only management’s intended future actions and, therefore, does not meet the requirement for recognizing a liability and the related expense. FAS No. 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. The adoption of FAS No. 146 did not have a material effect on our historical financial position or results of operations.

2.    Property and Equipment

Property and equipment are stated at cost and consist of the following (in thousands):

	December 31,		September 30, 2003
	2001	2002
Computer and software equipment	$5,637	$6,996	$7,569
Furniture and equipment	525	529	534

	6,162	7,525	8,103
Accumulated depreciation and amortization	(4,230)	(6,274)	(7,345)

	$1,932	$1,251	$758

As of December 31, 2001, December 31, 2002, and September 30, 2003 property and equipment included amounts acquired under capital leases of approximately $2.5 million.

SUPPORTSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2003 and for the nine months ended

September 30, 2002 and 2003 is unaudited)

Depreciation expense on fixed assets was $1.5 million, $2.4 million and $2.0 million, which includes amortization of fixed assets acquired under capital lease obligations of $1.1 million, $976,000 and $132,000 for the years ended December 31, 2000, 2001 and 2002, respectively. Depreciation expense on fixed assets was $1.6 million and $1.1 million for the nine-month periods ended September 30, 2002 and 2003, respectively. Depreciation expense for the nine-month period ended September 30, 2002 included $132,000 from the amortization of fixed assets acquired under capital lease obligations. As of December 31, 2002, fixed assets acquired under capital leases had been fully amortized.

3.    Purchased Intangibles

On September 20, 2000, SupportSoft purchased source code and other related intellectual property rights from a third party for $6.8 million. The purchase price was recorded as purchased intangibles and included as an other asset in SupportSoft’s consolidated balance sheet. Total amortization expense was $1.2 million, $2.8 million and $1.6 million for the years ended December 31, 2000, 2001 and 2002, respectively. Total amortization expense was $1.6 million for the nine-month period ended September 30, 2002. As of December 31, 2002, the purchased technology had been fully amortized.

4.    Capital Leases, Borrowings, Commitments and Contingencies

In October 1999, SupportSoft entered into a lease agreement with a financial institution. The lease agreement allowed SupportSoft to borrow up to $2.5 million to finance purchases of equipment, software and tenant improvements and this lease line was fully utilized at December 31, 2000. As of September 30, 2003, the lease agreement had been fully repaid.

SupportSoft leases its facilities under noncancelable operating lease agreements, which expire at various dates through 2006. In conjunction with these leases, SupportSoft signed two letters of credit for security deposits totaling $340,000. Facility rent expense pursuant to these operating lease agreements was approximately $1.8 million, $2.5 million and $1.6 million for the years ended December 31, 2000, 2001 and 2002, respectively and $1.2 million and $1.0 million for the nine-month period ended September 30, 2002 and 2003, respectively.

SUPPORTSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2003 and for the nine months ended

September 30, 2002 and 2003 is unaudited)

As of December 31, 2002, minimum payments due under noncancelable lease agreements were as follows (in thousands):

Years ending December 31,	Capital Leases	Operating Leases
2003	$532	$813
2004	68	328
2005	—	308
2006	—	87
2007	—	—

Total minimum lease and principal payment	600	$1,536

Amount representing interest	(22)

Present value of future payments	578
Current portion of capital lease obligations	511

Noncurrent portion	$67

On or about November 30, 2001, Dana [sic] Risley, on behalf of herself [sic] and other similarly situated, filed a lawsuit, styled as a class action, against us and two of our officers in the United States District Court for the Southern District of New York. The complaint alleged, inter alia, that our registration statement and prospectus dated July 18, 2000 for the issuance and initial public offering of 4,250,000 shares of our common stock contained material misrepresentations and/or omissions, related to alleged inflated commissions received by the underwriters of the offering. The defendants named in the lawsuit are SupportSoft, Radha Basu, Brian Beattie, Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc., and FleetBoston Robertson Stephens Inc. An amended Class Action Complaint in the matter against the Company was filed on April 19, 2002. The lawsuit seeks unspecified damages as well as interest, fees and costs. Similar complaints have been filed against 55 underwriters and more than 300 other companies and other individual officers and directors of those companies. All of the complaints against the underwriters, issuers and individuals have been consolidated for pre-trail purposes before U.S. District Court Judge Scheindlin of the Southern District of New York. On June 26, 2003, the Plaintiffs’ Executive Committee announced that a proposed settlement between the issuer defendants and their directors and officers and the plaintiffs has been structured and would guarantee up to $1 billion to investors who are class members from the insurers of the issuers, depending on recoveries plaintiffs may obtain from the underwriter defendants. We have approved this proposed settlement, which will result in the plaintiffs’ dismissing the case against us and granting releases that extend to all of our officers and directors. As a result of the proposed settlement, which is subject to court approval, our insurance carrier will be responsible for any payments other than attorneys’ fees payable for the period prior to June 1, 2003. On September 2, 2003, plaintiffs’ executive committee advised the court that individuals identified as lead plaintiffs in six of the consolidated IPO cases, one of them being the action against the Company, were unwilling to serve as class representatives, and sought leave to seek new class representatives. On October 20, 2003, we were notified that new class representatives would be substituted into the case. While we cannot predict with certainty the outcome of the litigation or whether the settlement will be approved, we believe that the claims against us and our officers are without merit.

SUPPORTSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2003 and for the nine months ended

September 30, 2002 and 2003 is unaudited)

SupportSoft is subject to other routine legal proceedings, as well as demands, claims and threatened litigation, that arise in the normal course of our business. We currently believe that the ultimate amount of liability, if any, for any pending claims of any type (either alone or combined) will not materially affect our financial position, results of operations or liquidity. However, the ultimate outcome of any litigation is uncertain, and either unfavorable or favorable outcomes could have a material negative impact. Regardless of outcome, litigation can have an adverse impact on SupportSoft because of defense costs, diversion of management resources and other factors.

5.    Stockholders’ Equity

Initial Public Offering

On July 19, 2000, SupportSoft completed an initial public offering of its common stock. Net proceeds to SupportSoft from this issuance of 4,887,500 shares of common stock totaled $61.8 million.

Common Stock

As of December 31, 2002, SupportSoft has reserved 10,718,373 and 2,603,438 shares of common stock for issuance pursuant to stock option and employee stock purchase plans, respectively.

Prior to our initial public offering, certain option holders exercised options to purchase 2,638,730 shares of common stock at prices ranging from $0.40 to $9.00, with a weighted-average exercise price of $0.78 per share in exchange for full recourse promissory notes bearing interest at 6.5%. SupportSoft has the right to repurchase all unvested shares purchased by the option holders at the original exercise price in the event of the option holders termination. As of September 30, 2002, the notes receivable from option holders had been fully repaid.

Stock Warrants

In February 2000, SupportSoft had issued a warrant to a customer in conjunction with a software license agreement, which allowed the customer to purchase 119,167 shares of SupportSoft’s common stock at an exercise price of $18.00 per share. The warrant was immediately exercisable, non-forfeitable and expired in August 2002. The value of the warrant, which was less than amounts due under the license agreement, was recorded as additional paid-in capital and a reduction to revenue.

Stock Option Plans

During fiscal 1998, SupportSoft adopted the 1998 Stock Option Plan (the “Plan”). Under the Plan, up to 9,424,434 shares of SupportSoft’s common stock may be granted as options or sold to eligible participants. Under the Plan, options to purchase common stock may be granted at no less than 85% of the fair value on the date of the grant (110% of fair value in certain instances), as determined by the board of directors. Options under the Plan are immediately

SUPPORTSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2003 and for the nine months ended

September 30, 2002 and 2003 is unaudited)

exercisable; however, shares issued are subject to SupportSoft’s right to repurchase such shares at the original issuance price, which lapses in a series of installments measured from the vesting commencement date of the option.

In February 2000, the board of directors approved the adoption of SupportSoft’s 2000 Omnibus Equity Incentive Plan (the “2000 Incentive Plan”). A total of 4,000,000 shares of common stock were initially reserved for issuance to eligible participants under the 2000 Incentive Plan. On January 1 of each year, the number of shares reserved automatically increases by the lesser of 2,000,000 shares, 5% of outstanding shares, or an amount determined by the board of directors. All shares that had not yet been issued under SupportSoft’s 1998 Stock Option Plan as of July 19, 2000, the date of SupportSoft’s IPO, were made available for grant under the 2000 Incentive Plan. The exercise price for incentive stock options may not be less than 100% of the fair market value of SupportSoft’s common stock on the date of grant (85% for nonstatutory options). Under both of SupportSoft’s option plans, options generally vest over a 48-month period from the date of grant and have a maximum term of 10 years.

SUPPORTSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2003 and for the nine months ended

September 30, 2002 and 2003 is unaudited)

A summary of SupportSoft’s stock option activity under all Stock Option Plans and related information follows:

	Options Available for Grant	Options Outstanding		Weighted Average Exercise Price
		Number of Shares	Price Per Share
Balance at December 31, 1999	7,545	3,944,895	$0.10-$0.99	$0.47
Shares authorized	5,300,000	—	—	—
Options granted	(3,705,622)	3,705,622	2.00-32.50	9.99
Options exercised	—	(2,977,745)	0.10- 9.00	0.92
Options canceled	840,908	(840,908)	0.10- 9.00	3.53
Shares repurchased	1,280,040	—	0.10- 9.00	0.71

Balance at December 31, 2000	3,722,871	3,831,864	0.10-32.50	8.65
Shares authorized	1,657,542	—	—	—
Options granted	(4,159,444)	4,159,444	2.14-14.625	5.03
Options exercised	—	(194,522)	0.10- 7.00	1.47
Options canceled	1,309,447	(1,309,447)	0.40-31.063	9.44
Shares repurchased	165,256	—	0.10- 2.00	0.32

Balance at December 31, 2001	2,695,672	6,487,339	0.10-32.50	6.39
Shares authorized	1,668,568	—	—	—
Options granted	(2,323,500)	2,323,500	1.75- 7.55	3.16
Options exercised	—	(133,206)	0.10- 5.00	1.98
Options canceled	1,492,433	(1,492,433)	2.00-31.063	6.83

Balance at December 31, 2002	3,533,173	7,185,200	0.10-32.50	5.34

Shares authorized (unaudited)	1,685,220	—	—	—
Options granted (unaudited)	(1,914,450)	1,914,450	2.05- 9.00	5.43
Options exercised (unaudited)	—	(624,075)	0.10-10.438	3.44
Options canceled (unaudited)	459,721	(459,721)	0.40-32.50	6.67
Options repurchased (unaudited)	2,086	—	0.90- 0.90	0.90

Balance at September 30, 2003 (unaudited)	3,765,750	8,015,854	$0.10-$32.50	$5.43

As of December 31, 2000, 2001 and 2002, 2,963,652, 1,580,679 and 588,731 shares which had been issued upon exercise of options were subject to repurchase, respectively. As of September 30, 2003, 58,056 shares which had been issued upon exercise of options were subject to repurchase. As of December 31, 2000, 2001 and 2002 options to acquire 331,606, 1,328,749, and 2,600,214 shares were vested but not exercised, respectively. As of September 30, 2003 options to acquire 3,286,129 shares were vested but not exercised.

SUPPORTSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2003 and for the nine months ended

September 30, 2002 and 2003 is unaudited)

Exercise prices for options outstanding as of December 31, 2002 and the weighted-average remaining contractual life are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.10-2.16	1,405,850	7.9	$1.50	881,841	$1.13
2.25-2.50	460,000	9.7	2.40	7,497	2.32
2.60-2.70	1,110,210	8.8	2.70	309,720	2.70
2.74-3.64	1,265,500	9.8	3.46	86,217	3.00
3.98-6.55	1,026,790	8.4	4.56	422,515	4.78
6.70-10.44	1,230,250	7.7	9.34	899,804	9.18
11.63-32.50	686,600	7.9	16.87	351,714	17.27

	7,185,200	8.5	$5.34	2,959,308	$6.24

2000 Employee Stock Purchase Plan

In February 2000, the board of directors approved the adoption of SupportSoft’s 2000 employee stock purchase plan (the “2000 Purchase Plan”). A total of 2,000,000 shares of common stock were initially reserved for issuance under the 2000 Purchase Plan. On January 1 of each year, the number of shares reserved automatically increases by the lesser of 2,000,000 shares, 3% of the outstanding shares, or an amount determined by the board of directors. For 2002, the board of directors elected to have zero shares added to the 2000 Purchase Plan. The 2000 Purchase Plan permits eligible employees to acquire shares of SupportSoft’s common stock through periodic payroll deductions of up to 15% of total compensation. Purchases occur on the last day of each July and January following the end of each participation period. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of SupportSoft’s common stock on each employee’s applicable enrollment date or on the last day of the respective participation period. As of December 31, 2002, 391,087 shares have been issued under the 2000 Purchase Plan at prices ranging from $1.88 to $11.90.

Deferred Compensation

SupportSoft recorded deferred stock compensation in connection with the grant of certain stock options and restricted stock to employees and board members representing the difference between the exercise price and the deemed fair value of SupportSoft’s common stock on the date such stock options were granted (“intrinsic value method”) as prescribed in APB 25. Deferred compensation amounts are included as a reduction of stockholders’ equity. SupportSoft recorded $7.6 million in deferred compensation during the year ended December 31, 2000 and did not record deferred compensation associated with option grants during the years ended December 31, 2001 and 2002. SupportSoft did not record deferred compensation associated with option grants during the nine-month periods ended September 30, 2002 and 2003 The rights to purchase restricted stock and stock options granted to non-employees were valued using the Black Scholes model prescribed in FAS 123 and EITF 96-18. Awards relating to

SUPPORTSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2003 and for the nine months ended

September 30, 2002 and 2003 is unaudited)

consulting and advisory services have been revalued over the vesting period of the options (“fair value method”). Deferred compensation related to these grants was being amortized by charges to operations on a graded vesting method.

SupportSoft recorded amortization of deferred stock compensation expense in connection with the grant of certain stock options to employees and board of directors of approximately $10.3 million in 2000, $4.3 million in 2001 and $578,000 in 2002. SupportSoft recorded amortization of deferred stock compensation expense of $578,000 in the nine-month period ended September 30, 2002. In 2000, SupportSoft also recorded $501,000 associated with certain non-employee stock option and restricted stock grants. As of June 30, 2002, all existing deferred stock compensation balances had been fully amortized.

Pro Forma Disclosure of the Effect of Stock-Based Compensation

SupportSoft has elected to follow APB Opinion No. 25 and related interpretations in accounting for its employee and director stock-based awards, because, as discussed below, the alternative fair value accounting provided under FAS 123 requires use of option valuation models that were not developed for use in valuing employee stock-based awards. Under APB Opinion No. 25, SupportSoft does not recognize compensation expense with respect to such awards if the exercise price equals or exceeds the fair value of the underlying security on the date of grant and other terms are fixed.

Prior to December 31, 1999, the fair value for these awards was estimated at the date of grant using the minimum value method. Subsequent to this date, SupportSoft estimated fair value based on the Black-Scholes valuation model. The following weighted average assumptions were used:

	December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
Risk-free interest rate	6.0%	5.0%	2.1%	2.1%	2.4%

Expected life (years)	4.0	4.0	4.0	4.0	4.0
Volatility	75.0%	75.0%	75.0%	75.0%	79.0%

Dividend Yield	0.0%	0.0%	0.0%	0.0%	0.0%

The weighted-average fair value of options granted was $5.48, $2.97 and $1.79 for the years ended December 31, 2000, 2001 and 2002, respectively, and $3.23 for the nine-month period ended September 30, 2003.

6.    Income Taxes

The provisions for income taxes of $177,000 for 2002 related to current foreign income and foreign withholding taxes. There was no provision for income taxes in 2000 or 2001.

SUPPORTSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2003 and for the nine months ended

September 30, 2002 and 2003 is unaudited)

The reconciliation of the federal statutory income tax rate to SupportSoft’s effective income tax rate is as follows (in thousands):

	Years Ended December 31,
	2000	2001	2002
Expected benefit at federal statutory rate	$(12,904)	$(9,863)	$(1,213)
State taxes, net of federal benefit	—	—	—
Valuation allowance provided	12,904	9,863	1,213
Foreign taxes	—	—	177

Provision for income taxes	$—	$—	$177

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of SupportSoft’s deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2001	2002
Deferred tax assets:
Net operating loss carryforwards	$15,559	$17,473
Research and development tax credits	1,349	1,924
Deferred compensation	5,174	6,739
Capitalized research and development	254	223
Intangible assets	1,361	1,812
Deferred revenue	5,772	4,068
Accruals and reserves not currently deductible	2,663	825

Total deferred tax assets	32,132	33,064
Valuation allowance	(32,132)	(33,064)

Net deferred tax assets	$—	$—

The Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes,” provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes SupportSoft’s historical operating performance and reported cumulative net losses in all periods, SupportSoft provided a full valuation allowance against its net deferred tax assets.

The net valuation allowance increased by approximately $13.7 million, $12.5 million and $900,000 during the years ended December 31, 2000, December 31, 2001, and December 31, 2002, respectively.

SUPPORTSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2003 and for the nine months ended

September 30, 2002 and 2003 is unaudited)

As of December 31, 2002, SupportSoft had a federal and state net operating loss carryforwards of approximately $46.5 million and $24.2 million, respectively. SupportSoft also had federal and state research and development credit carryforwards of approximately $1.1 million and $800,000, respectively. The net operating loss and credit carryforwards will expire at various dates beginning in 2005 through 2022, if not utilized.

Utilization of the net operating loss carryforwards and credits may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

7.    Related Party Transactions

As of December 31, 2001, SupportSoft held notes receivable due from officers and a director in the amount of $1.5 million, respectively, which were classified in stockholders’ equity. All notes were secured by shares of SupportSoft’s common stock and were fully repaid during the year ended December 31, 2002.

8.    Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for 2002 and 2001 is as follows:

	Three Months Ended
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002
	(in thousands, except per share data)
Statement of Operations Data:
Total revenue	$8,765	$9,466	$11,113	$11,816
Income (loss) from operations	(2,946)	(1,912)	(246)	999
Net income (loss)	(2,821)	(1,807)	37	949
Basic net income (loss) per share attributable to common stockholders	$(0.09)	$(0.06)	$0.00	$0.03
Diluted net income (loss) per share attributable to common stockholders	$(0.09)	$(0.06)	$0.00	$0.03

	Three Months Ended
	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
	(in thousands, except per share data)
Statement of Operations Data:
Total revenue	$8,604	$6,281	$7,067	$8,478
Loss from operations	(8,122)	(9,724)	(7,460)	(4,452)
Net income (loss)	(8,184)	(8,550)	(7,205)	(4,241)
Basic and diluted net loss per share attributable to common stockholders	$(0.27)	$(0.28)	(0.23)	$(0.13)

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until            , 2003 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

SupportSoft, Inc.

6,000,000 Shares

Common Stock

Deutsche Bank Securities

CitigroupLehman Brothers

First Albany CorporationRBC Capital Markets

Prospectus

                        , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. All amounts are estimated except the SEC registration fee and the NASD filing fee.

Amount
SEC registration fee	$6,772
NASD filing Fee	8,870
Accounting fees and expenses	200,000
Printing and engraving	250,000
Legal fees and expenses	300,000
Blue Sky fees and expenses	10,000
Miscellaneous fees and expenses	24,358

Total	$800,000

Item 15.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify these persons under specified circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the “Act”). Article XI.B. of the Registrant’s Amended and Restated Certificate of Incorporation and Article XII of the Registrant’s Amended and Restated Bylaws provide for indemnification of the Registrant’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against specified liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law. The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant, its directors and officers, and by the Registrant of the Underwriters, for specified liabilities, including liabilities arising under the Act and affords rights of contribution with respect thereto.

The Underwriting Agreement (Exhibit 1.1) provides for indemnification by ourselves, our underwriters and our directors and officers of the underwriters, for certain liabilities, including liabilities arising under the Act and affords certain rights of contribution with respect thereto.

Exhibit Number		Description of Document

1.1	*	Form of Underwriting Agreement.

4.1		Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of SupportSoft’s quarterly report on Form 10-Q for the quarter ended June 30, 2002).

4.2		Registration Rights Agreement, dated June 22, 1999, by and among the registrant and the parties who are signatories thereto (incorporated by reference to Exhibit 4.2 of SupportSoft’s registration statement on Form S-1 (File No. 333-30674) filed on February 18, 2000).

Exhibit Number		Description of Document

5.1	*	Opinion of Pillsbury Winthrop LLP

23.1		Consent of Ernst & Young LLP, Independent Auditors

23.2	*	Consent of Pillsbury Winthrop LLP (see Exhibit 5.1)

24.1	*	Power of Attorney

*	Previously filed

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on October 31, 2003.

SUPPORTSOFT, INC.

By	/s/ RADHA R. BASU
Radha R. Basu President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 2 to this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ RADHA R. BASU Radha R. Basu	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	October 31, 2003

/s/ BRIAN M. BEATTIE Brian M. Beattie	Executive Vice President of Finance and Administration, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	October 31, 2003

* Manuel F. Diaz	Director	October 31, 2003

* Kevin C. Eichler	Director	October 31, 2003

* Claude M. Leglise	Director	October 31, 2003

* Dick Williams	Director	October 31, 2003

* E. Scott Russell	Director	October 31, 2003

* James Thanos	Director	October 31, 2003

*By	/S/ BRIAN M. BEATTIE

Brian M. Beattie Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description of Document

1.1	*	Form of Underwriting Agreement.

4.1		Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of SupportSoft’s quarterly report on Form 10-Q for the quarter ended June 30, 2002).

4.2		Registration Rights Agreement, dated June 22, 1999, by and among the registrant and the parties who are signatories thereto (incorporated by reference to Exhibit 4.2 of SupportSoft’s registration statement on Form S-1 (File No. 333-30674) filed on February 18, 2000).

5.1	*	Opinion of Pillsbury Winthrop LLP

23.1		Consent of Ernst & Young LLP, Independent Auditors

23.2	*	Consent of Pillsbury Winthrop LLP (see Exhibit 5.1)

24.1	*	Power of Attorney

*	Previously filed